Form 10KSB, Exhibit 13
period 2003-12-31
UNITED COMMUNITY BANKSHARES OF FLORIDA INC
filed 2004-03-29
CIK 1230299

                                                                    Exhibit 13.1

Financial Statements of United Community Bankshares of Florida, Inc. and Subsidiaries

(Item 7.  Financial Statements)

                          INDEX TO FINANCIAL STATEMENTS

                                                                       Page
Report of Independent Auditors.....................................    F-1
Consolidated Balance Sheets........................................    F-2
Consolidated Statements of Operations..............................    F-3
Consolidated Statements of Shareholders' Equity....................    F-4
Consolidated Statements of Cash Flows..............................    F-5
Notes to Consolidated Financial Statements.........................    F-6

                         REPORT OF INDEPENDENT AUDITORS

Shareholders
United Community Bankshares of Florida, Inc.
Orlando, Florida

         We have audited the accompanying consolidated balance sheets of United Community Bankshares of Florida, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Community Bankshares of Florida, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                                     OSBURN, HENNING AND COMPANY

Orlando, Florida
February 9, 2004

                                       F-1
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2003 and 2002

                                                                                  2003                         2002
                                                                              ------------                 ------------
                                    ASSETS
Cash and due from banks                                                       $ 11,008,706                 $  4,440,221
Federal funds sold                                                              39,926,728                   15,032,775
Interest-bearing demand deposits in other banks                                  9,693,962                    5,092,027
                                                                              ------------                 ------------
                Total Cash and Cash Equivalents                                 60,629,396                   24,565,023
Securities available for sale                                                   56,386,133                   29,302,153
Loans:
    Commercial, financial and agricultural                                      42,778,867                   25,293,839
    Real estate - mortgage                                                     119,886,952                   38,228,250
    Construction and land development                                           31,933,899                   15,531,299
    Installment and consumer lines                                               6,753,692                    2,152,512
                                                                              ------------                 ------------
                Total Loans                                                    201,353,410                   81,205,900
    Less: Allowance for loan losses                                             (2,526,018)                  (1,014,167)
          Deferred loan fees                                                      (347,723)                     (29,745)
                                                                              ------------                 ------------
                Net Loans                                                      198,479,669                   80,161,988
Property and equipment                                                           5,409,691                    3,916,216
Net deferred tax asset                                                             974,184                      224,234
Goodwill                                                                           950,000                            -
Core deposit intangible                                                            333,340                            -
Other assets                                                                     1,161,610                      475,639
                                                                              ------------                 ------------
                TOTAL ASSETS                                                  $324,324,023                 $138,645,253
                                                                              ============                 ============
                  LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Deposits:
       Noninterest-bearing demand                                             $ 42,347,659                 $ 16,130,175
       Savings, NOW and money market                                           120,003,231                   52,097,651
       Time deposits under $100,000                                             47,621,790                   11,457,685
       Time, $100,000 and over                                                  76,599,327                   38,428,614
                                                                              ------------                 ------------
                Total Deposits                                                 286,572,007                  118,114,125
    Other borrowings                                                             5,173,714                      836,940
    Other liabilities                                                              901,902                      225,723
                                                                              ------------                 ------------
                Total Liabilities                                              292,647,623                  119,176,788
                                                                              ------------                 ------------
Commitments and Contingencies (Notes 8 and 12)

Shareholders' Equity
    Common stock, $.01 par value, 10 million shares authorized, 3,256,888 and 2,000,000 shares issued and outstanding in 2003 and 2002,
       respectively                                                                 32,569                       20,000
    Additional paid-in capital                                                  31,970,362                   19,980,000
    Retained earnings (deficit)                                                    (37,668)                    (919,153)
    Accumulated other comprehensive income (loss)                                 (288,863)                     387,618
                                                                              ------------                 ------------
                Total Shareholders' Equity                                      31,676,400                   19,468,465
                                                                              ------------                 ------------
                TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $324,324,023                 $138,645,253
                                                                              ============                 ============

See notes to consolidated financial statements.

                                       F-2
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     Years Ended December 31, 2003 and 2002

                                                                                   2003                      2002
                                                                               -----------               -----------
Interest Income:
   Interest and fees on loans                                                  $11,653,513               $ 4,215,587
   Interest on securities                                                        1,329,792                 1,267,267
   Interest on federal funds sold                                                  379,111                   188,245
   Interest-bearing balances in other banks                                        190,639                    91,090
                                                                               -----------               -----------
                Total Interest Income                                           13,553,055                 5,762,189

Interest Expense:
   Interest on deposits                                                          5,582,817                 2,305,080
   Interest on borrowings                                                            6,673                    15,534
                                                                               -----------               -----------
                Total Interest Expense                                           5,589,490                 2,320,614
                                                                               -----------               -----------
                Net Interest Income                                              7,963,565                 3,441,575

Provision for Loan Losses                                                          783,865                   542,764
                                                                               -----------               -----------
                Net Interest Income After
                  Provision For Loan Losses                                      7,179,700                 2,898,811
                                                                               -----------               -----------
Noninterest Income:
   Service charges and fees                                                        373,588                   162,572
   Origination fees                                                                 57,817                    75,213
   Gain on sale of other real estate                                                27,938                         -
   Gain on sale of securities                                                        5,073                    33,057
   Other                                                                            61,971                         -
                                                                               -----------               -----------
                Total Noninterest Income                                           526,387                   270,842
                                                                               -----------               -----------
Noninterest Expense:
   Salaries and employee benefits                                                3,002,133                 1,779,555
   Occupancy expenses                                                              668,937                   321,541
   Equipment expenses                                                              468,592                   231,948
   Other operating expenses                                                      2,117,063                   967,876
                                                                               -----------               -----------
                Total Noninterest Expense                                        6,256,725                 3,300,920
                                                                               -----------               -----------
                Income (Loss) Before Income Taxes                                1,449,362                  (131,267)

                Income Taxes                                                       567,877                     2,039
                                                                               -----------               -----------
                NET INCOME (LOSS)                                              $   881,485               $  (133,306)
                                                                               ===========               ===========
                Earnings Per Share:

                   Basic                                                       $       .28               $      (.07)
                                                                               ===========               ===========
                   Fully diluted                                               $       .27               $      (.07)
                                                                               ===========               ===========

See notes to consolidated financial statements.

                                       F-3
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     Years Ended December 31, 2003 and 2002

                                                                                             Accumulated
                                           Common        Additional          Retained           Other               Total
                                            Stock         Paid-in            Earnings       Comprehensive        Shareholders'
                                          Par Value       Capital            (Deficit)       Income (Loss)          Equity
                                          ---------     -----------         ----------      -------------        -------------
BALANCE DECEMBER 31, 2001                  $ 20,000     $19,980,000         $ (785,847)       $ (121,866)         $19,092,287

Comprehensive Income:
   Net loss                                       -               -           (133,306)                -             (133,306)
   Other comprehensive
    income:
     Change in unrealized
       loss on securities
       available for sale                         -               -                 -            509,484              509,484
   Total Comprehensive
                                                                                                                  -----------
     Income                                       -               -                  -                 -              376,178
                                           --------     -----------         ----------        ----------          -----------
BALANCE DECEMBER 31, 2002                    20,000      19,980,000           (919,153)          387,618           19,468,465

Comprehensive Income:
   Net income                                     -               -            881,485                 -              881,485
   Other comprehensive
    income:
     Change in unrealized
       gain on securities
       available for sale                         -               -                 -           (676,481)            (676,481)
   Total Comprehensive
                                                                                                                  -----------
     Income                                       -               -                  -                 -              205,004
                                                                                                                  -----------
Shares issued in
   acquisition                               10,694       9,742,237                  -                 -            9,752,931

Stock offering                                1,875       2,248,125                  -                 -            2,250,000
                                           --------     -----------         ----------        ----------          -----------

BALANCE DECEMBER 31, 2003                  $ 32,569     $31,970,362         $  (37,668)       $ (288,863)         $31,676,400
                                           ========     ===========         ==========        ==========          ===========

See notes to consolidated financial statements.

                                       F-4
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years Ended December 31, 2003 and 2002

                                                                                       2003                       2002
                                                                                   ------------              ------------
OPERATING ACTIVITIES
    Net income (loss)                                                              $    881,485              $   (133,306)
    Adjustments to reconcile net income (loss) to
       net cash provided by operating activities:
          Deferred income taxes                                                        (207,225)                    2,039
          Provision for loan losses                                                     783,865                   542,764
          Depreciation and amortization                                                 449,776                   186,672
          Amortization of core deposit intangible                                        66,660                         -
          Net amortization of securities available for sale                           1,170,908                   237,779
          Gain on sale of other real estate                                             (27,938)                        -
          Gain on sale of securities available for sale                                  (5,073)                  (33,057)
    Change in year-end balances of (net of acquisition effects):
          Interest receivable                                                           (77,953)                 (121,121)
          Interest payable                                                             (202,164)                   58,778
          Other accounts - net                                                          126,050                    35,332
                                                                                   ------------              ------------
                Net Cash Provided By Operating Activities                             2,958,391                   775,880
                                                                                   ------------              ------------
INVESTING ACTIVITIES (Net of Acquisition Effects)
    Purchases of securities available for sale                                      (55,697,517)              (18,848,987)
    Sales and calls of securities available for sale                                    243,300                 3,705,715
    Maturities and principal collections on securities available for sale            37,698,711                10,165,012
    Net funding of loans                                                            (42,095,905)              (41,831,791)
    Cash and cash equivalents acquired in business combination                       25,593,554                         -
    Acquisition of property and equipment                                              (143,299)               (2,852,697)
    Proceeds from sale of other real estate                                             610,942                         -
                                                                                   ------------              ------------
                Net Cash Used In Investing Activities                               (33,790,214)              (49,662,748)
                                                                                   ------------              ------------
FINANCING ACTIVITIES (Net of Acquisition Effects)
    Net deposits                                                                     60,309,422                60,152,140
    Net securities sold under repurchase agreement                                    4,336,774                (1,088,479)
    Sale of common stock                                                              2,250,000                         -
                                                                                   ------------              ------------
                Net Cash Provided By Financing Activities                            66,896,196                59,063,661
                                                                                   ------------              ------------
                Net Increase in Cash and Cash Equivalents                            36,064,373                10,176,793

                Cash and Cash Equivalents:
                  Beginning of year                                                  24,565,023                14,388,230
                                                                                   ------------              ------------
                  End of year                                                       $60,629,396              $ 24,565,023
                                                                                   ============              ============
SUPPLEMENTAL DISCLOSURE
    Interest paid                                                                  $  5,896,401              $  2,261,836
                                                                                   ============              ============
    Income taxes paid                                                              $    619,500              $          -
                                                                                   ============              ============

See notes to consolidated financial statements.

                                       F-5
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATIONAL BACKGROUND AND CONSOLIDATION POLICY

     United Community Bankshares of Florida, Inc. (the Company) was organized during 2002 for the purpose of acquiring a 100% interest in United Heritage Bank (UHB). This transaction was consummated January 13, 2003 by the exchange of 2 million newly-issued shares of the Company's common stock for a like number of common shares of UHB on a one for one basis. After the transaction, the Company owned 100% of the Bank and the former shareholders of UHB owned 100% of the Company in the same percentage ownership they formerly held in UHB. This transaction has been accounted for as a "combination of interests under common control" under which the acquisition of UHB's assets, liabilities and equity have been recorded by the Company at UHB's carrying amounts.

     Also on January 13, 2003, the Company acquired Community United Bank (formerly known as Community National Bank of Mid-Florida) (CUB) in a purchase transaction. This purchase was consummated by exchange of 1,069,388 newly-issued shares of Company common stock for 100% of CUB common shares at an exchange ratio determined by an independent investment banking firm. The Company paid a premium for CUB, which amount is more fully discussed in Note 16 to these financial statements.

     The accompanying consolidated financial statements include the accounts of the Company and UHB for 2003 and 2002, and CUB for the period January 14, through December 31, 2003 (collectively, the Banks). All significant intercompany transactions have been eliminated in consolidation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Comprehensive Income

       The Company reports comprehensive income in addition to net income. Comprehensive income is comprised of net income and items of "other comprehensive income". The Company's only item of other comprehensive income or loss is the unrealized gain or loss on the available-for-sale investment securities portfolio.

     Securities Available for Sale

       Securities which are used for asset/liability, liquidity, and other funds management purposes are classified as securities available for sale. These securities have indefinite holding periods and are accounted for on a fair value basis with net unrealized gains and losses included in other comprehensive income.

       Amortization and accretion of premiums and discounts are recognized as adjustments to interest income. Realized gains and losses are recognized using the specific identification method.

                                       F-6
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Loans and Allowance For Loan Losses

       Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amounts outstanding except for those classified as nonaccrual loans. The accrual of interest is discontinued when future collection of principal or interest in accordance with the contractual terms may be doubtful.

       The allowance for loan losses is established through a provision for loan losses charged against operations. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans, industry historical loss experience, and other factors. These evaluations consider such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, economic conditions and impaired loans. Impaired loans are defined as nonaccrual loans other than residential mortgages or groups of small homogenous loans where it is probable that there will be a loss after foreclosure or other liquidation of collateral, or as a result or likelihood of receiving payments, the present value of which is less than the loan principal. Specific provision for loan losses is made for impaired loans based on a comparison of the recorded investment in the loan to either the present value of expected future cash flows or the estimated fair value of the underlying collateral.

       Loan fees, net of origination costs, are capitalized and amortized as yield adjustments over the respective loan terms. Interest and fees on loans includes loan fees of $496,034 and $232,906, respectively, in 2003 and 2002.

     Property and Equipment

       Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line and accelerated methods over the estimated useful lives of the assets. These lives are summarized as follows:

        Asset                          Estimated Lives
-----------------------                ---------------
Buildings                                   40 years
Land improvements                           15 years
Leasehold improvements                  5 - 15 years
Furniture and equipment                 5 - 10 years

       Maintenance and repairs are charged to operations, and improvements and additions are capitalized.

                                       F-7
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Goodwill and Other Intangible Assets

       Intangible assets consist of core deposits and goodwill. The core deposit intangible is being amortized over its estimated duration of six years on a straight-line basis. Goodwill is not being amortized, but is carried at its cost. The Company reviews intangible assets for possible impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. These intangible assets are not expected to be deductible for income tax reporting purposes.

     Income Taxes

       The Company uses the liability method for accounting for deferred income taxes. This method requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

       The Company and its subsidiaries file consolidated federal and state income tax returns. Tax is allocated among the entities on a separate entity basis.

     Cash Flow Information

       For purposes of the statements of cash flows, the Company considers cash and due from banks, federal funds sold and interest-bearing demand deposits in other banks as cash and cash equivalents.

     Stock Options

       As permitted by applicable accounting principles, management has elected to disclose rather than to record the compensatory effect of stock options granted to employees and directors. The pro forma effect has been determined by use of the Black-Scholes option pricing model, assuming no volatility, minimal dividends and average lives and exercise probability by option class.

     Other

       The Banks follow the policy of expensing advertising costs as incurred. Advertising and business development costs charged to operations were approximately $192,000 and $125,000, respectively, in 2003 and 2002.

                                       F-8
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Earnings Per Share

       Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Fully diluted earnings per share for 2003 is computed by adding the dilutive effect of any unexercised stock options, using the Treasury Stock method to determine dilution. The effect of stock options equating to 12,773 shares has not been considered in 2002 since they would be antidilutive. A reconciliation of these amounts follows:

                                                                                  2003                  2002
                                                                               ---------             ---------
Weighted average shares outstanding                                            3,170,513             2,000,000
Dilutive shares issuable under stock option plan                                  61,458                     -
                                                                               ---------             ---------
         Weighted average shares for fully diluted                             3,231,971             2,000,000
                                                                               =========             =========

     Reclassification

       Certain accounts and captions as presented in the 2002 financial statements have been reclassified to conform to the classifications in the 2003 financial statements.

NOTE 3 - SECURITIES

     Amortized cost and estimated fair value of securities available for sale are as follows:

                                                                   December 31, 2003
                                         -----------------------------------------------------------------------
                                            U. S.
                                         Government            Mortgage-            Equity
                                          Agencies          Backed & CMO's        Securities            Total
                                         ----------         --------------        ----------         -----------
Amortized cost                           $  500,000           $56,217,795         $  131,480         $56,849,275
Gross unrealized:
   Gains                                          -               221,193                  -             221,193
   Losses                                    (6,875)             (677,460)                 -            (684,335)
                                         ----------           -----------         ----------         -----------
Estimated fair value                     $  493,125           $55,761,528         $  131,480         $56,386,133
                                         ==========           ===========         ==========         ===========

                                                                                              December 31, 2002
                                                                                              -----------------
                                                                                               Mortgage-Backed
                                                                                                  and CMO's
                                                                                              -----------------
Amortized cost                                                                                   $28,680,672
Gross unrealized:
   Gains                                                                                             629,240
   Losses                                                                                             (7,759)
                                                                                                 -----------
Estimated fair value                                                                             $29,302,153
                                                                                                 ===========

                                       F-9
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 - SECURITIES (CONTINUED)

     Proceeds from sales or calls of securities during 2003 were $243,300, resulting in a gain of $5,073. For the year ended December 31, 2002, proceeds from sales of securities available for sale amounted to $3,705,715. Gross and net realized gains amounted to $33,057.

     At December 31, 2003 and 2002, securities with a carrying amount of $31,219,893 and $8,581,429, respectively, were pledged as collateral under repurchase agreements and to the State of Florida for public deposits.

     All of the Banks' securities are classified as available for sale. At December 31, 2003, the mortgage-backed and collateralized mortgage obligations have contractual maturities ranging from 4 years to 29 years. However, the weighted average life of the portfolio, based on expected principal payments and prepayments, is only 3.3 years. The U. S. Government Agencies outstanding at December 31, 2003 mature in 2004.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES AND NON-PERFORMING LOANS

     Activity in the allowance for loan losses during 2003 and 2002 is as follows:

                                                                               2003                      2002
                                                                           -----------               -----------
Beginning balance                                                          $ 1,014,167               $   492,516
   Provision                                                                   783,865                   542,764
   Net charge-offs                                                            (159,244)                  (21,113)
   Acquired in purchase transaction                                            887,230                         -
                                                                           -----------               -----------
Ending balance                                                             $ 2,526,018               $ 1,014,167
                                                                           ===========               ===========

     The Banks had five non-accrual loans at December 31, 2003 with balances totaling $491,068. Of these loans, $376,197 was considered by management to be impaired. There is an allowance for possible losses on impaired loans of $97,000. This allowance is included in the overall allowance for loan losses. At December 31, 2002, there were no non-accrual loans or other non-performing assets.

NOTE 5 - PROPERTY AND EQUIPMENT

     The components of property and equipment, and the aggregate related accumulated depreciation and amortization at December 31, 2003 and 2002, are as follows:

                                      F-10
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - PROPERTY AND EQUIPMENT (CONTINUED)

                                                                                  2003                      2002
                                                                              ------------               -----------
Land                                                                          $    994,133               $   699,455
Buildings                                                                        3,071,710                 2,218,736
Land improvements                                                                  157,396                         -
Leasehold improvements                                                             713,286                   358,502
Furniture and equipment                                                          1,315,351                   916,671
Construction in process                                                             70,848                     7,937
                                                                              ------------               -----------
                                                                                 6,322,724                 4,201,301
Less accumulated depreciation and amortization                                    (913,033)                 (285,085)
                                                                              ------------               -----------
                                                                              $  5,409,691               $ 3,916,216
                                                                              ============               ===========

     Depreciation and amortization expense charged to operations was $449,776 and $186,672 in 2003 and 2002, respectively.

NOTE 6 - DEPOSIT MATURITIES

     At December 31, 2003, the scheduled maturities of time certificates of deposit are as follows:

2004                     $91,242,594
2005                      24,238,440
2006                       7,669,430
2007                       1,034,333
2008                          36,320

NOTE 7 - OTHER BORROWINGS

     The Banks have sold securities to certain of their customers under agreements to repurchase. These borrowings are collateralized by those securities discussed in Note 3 to these financial statements. At December 31, 2003, repurchase agreements totaled $5,173,714, and the average balance for the year amounted to $1,488,823. The interest expense was $6,673 for 2003, with an average interest rate of .45%. The amount outstanding at December 31, 2002 was $836,940, and the average amount outstanding was $1,458,765. Interest expense for 2002 amounted to $15,534, with an average interest rate of 1.07%.

                                      F-11
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 - OPERATING LEASES

     The Banks lease certain of their facilities and equipment under non-cancellable operating leases expiring more than one year from December 31, 2003.

     Amounts due under these leases in years after 2003 are as follows:

2004                    $  425,070
2005                       445,819
2006                       435,398
2007                       440,555
2008                       452,963

     The total charge to 2003 and 2002 operations under these leases was $305,467 and $192,651, respectively.

NOTE 9 - OTHER OPERATING EXPENSES

     The components of other operating expenses are as follows:

                                                                               2003                      2002
                                                                            ----------                ----------
EDP and other outside services                                              $  494,485                $  209,468
Legal and professional                                                         315,302                    49,180
Marketing and business development                                             192,064                   124,892
Telephone                                                                      152,970                    94,722
Directors fees                                                                 132,750                    41,850
Postage and delivery                                                           127,313                    68,574
Stationery and supplies                                                        106,194                    75,071
Regulatory assessments                                                          85,749                    39,203
Loan expense                                                                    75,280                    27,897
Insurance                                                                       70,413                    46,863
All other                                                                      364,543                   190,156
                                                                            ----------                ----------
                                                                            $2,117,063                $  967,876
                                                                            ==========                ==========

NOTE 10 - INCOME TAXES

     The components of income tax in 2003 are as follows:

                                 Current               Deferred             Total
                                 --------             ----------           --------
Federal                          $662,598             $ (177,157)          $485,441
State                             112,504                (30,068)            82,436
                                 --------             ----------           --------
    Total                        $775,102             $ (207,225)          $567,877
                                 ========             ==========           ========

                                      F-12
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 10 - INCOME TAXES (CONTINUED)

     No current federal or state income tax was due for 2002 and, accordingly, all income taxes in that year were deferred. Deferred taxes represent the deferred tax effect attributable to the carryover of the net operating loss for 2002, and in both 2003 and 2002 to the change in the cumulative differences between the book and tax bases of the Company's assets and liabilities from the prior year.

     The more significant temporary differences and the related deferred tax amounts at December 31, 2003 and 2002 are as follows:

                                                                                   2003                  2002
                                                                                 ---------             ---------
Loan loss reserve                                                                $ 817,342             $ 285,800
Net operating loss carryforward                                                          -                55,500
Pre-opening and organizational costs                                               158,480               151,843
Unrealized loss on securities available for sale                                   174,281                     -
Property and equipment basis difference                                            (50,919)              (18,903)
Core deposit intangible                                                           (125,000)                    -
Unrealized gain on securities available
   available for sale                                                                    -              (233,863)
                                                                                 ---------             ---------
                                                                                   974,184               240,377
          Valuation allowance                                                            -               (16,143)
                                                                                 ---------             ---------
          Net deferred tax assets                                                $ 974,184             $ 224,234
                                                                                 =========             =========

     A reconciliation of the income tax expected at the 34% federal income tax rate and the actual income tax follows:

                                                             2003                           2002
                                                   -------------------------      -------------------------
                                                     Amount          Percent        Amount          Percent
                                                   ----------        -------      ----------        -------
Computed "expected" income
   tax expense (benefit)                           $  492,783          34.0%      $  (44,631)       (34.0)%
Tax rate differential                                       -             -%          19,998         15.2 %
Valuation allowance                                   (16,143)         (1.1)%         16,143         12.3 %
State income taxes, net
   of federal income tax                               51,415           3.5%           4,502          3.4 %
Other                                                  39,822           2.8%           6,027          4.7 %
                                                   ----------         -----       ----------         ----
        Total                                      $  567,877          39.2%      $    2,039          1.6 %
                                                   ==========         =====       ==========         ====

                                      F-13
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11 - LOANS TO RELATED PARTIES

     In the ordinary course of business, the Banks have granted loans to principal officers and directors and their affiliates. The amount outstanding under these loans was $5,544,969 at December 31, 2002. During 2003, there were additional advances of $9,109,230, with principal reductions of $1,565,422, resulting in outstanding balances at December 31, 2003 of $13,049,233. During prior years and up to the date of acquisition of CUB on January 13, 2003, both banks had made loans in the ordinary course of business to beneficial interests of CUB. Balances outstanding under these lines at January 13, 2003 ($4,739,423) are included in the amounts above as advances during 2003.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

     Financial Instruments With Off-Balance-Sheet Risk

          The financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business to meet the financing needs of customers. These include commitments to extend credit and honor stand-by letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risks in excess of amounts reflected in the balance sheets. The extent of the Banks' involvement in these commitments or contingent liabilities is expressed by the contractual, or notional, amounts of the instruments.

          Commitments to extend credit, which amount to $51.7 million at December 31, 2003 and $22.4 million at December 31, 2002, represent legally binding agreements to lend to customers with fixed expiration dates or other termination clauses. Since many commitments are expected to expire without being funded, committed amounts do not necessarily represent future liquidity requirements. The amount of collateral obtained, if any, is based on management's credit evaluation in the same manner as though an immediate credit extension were to be granted.

          Stand-by letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The decision whether to guarantee such performance and the extent of collateral requirements are made considering the same factors as are considered in credit extension. At December 31, 2003 and 2002, the Banks had outstanding stand-by letters of credit of $1,850,551 and $2,961,485, respectively.

          The Banks expect no significant losses to be realized in the performance of their obligations under any of the above instruments.

                                      F-14
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

     Concentrations of Credit Risk

          The Banks originate residential and commercial real estate loans, agriculture loans, and other consumer and commercial loans primarily in their Orange and Seminole County market areas. In addition, they may participate in loans originated by other banks or sell loans they originate to other banks. Although the Banks have diversified loan portfolios, a substantial portion of their borrowers' ability to repay their loans is dependent upon economic conditions in the market areas of their borrowers.

     Use of Estimates in Preparation of Financial Statements

          The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. For the Banks, such estimates significantly affect the amount at which the allowance for loan losses is carried, the amount of the deferred tax assets that are dependent upon future taxable income and the likelihood and timing of realization of such assets, and other factors and amounts entering into the preparation of the financial statements. All such estimates relate to unsettled transactions and events as of the date of the financial statements and, accordingly, upon settlement it is likely that actual amounts will differ from currently estimated amounts.

     Line of Credit

          The Banks have $5 million in unsecured federal funds lines of credit available from correspondent banks. There were no draws under any of these lines during 2003 or 2002.

NOTE 13 - DIVIDEND RESTRICTIONS

     Since the Company depends upon the Banks for cash flow, the Company's ability to pay dividends is dependent upon the Banks' cash and capital positions. The payment of dividends by state banks is subject to various restrictions set forth in the State Banking Code. Such restrictions generally limit dividends to an amount not exceeding net income for the current and two preceding years, less any dividends paid during that period.

                                      F-15
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 14 - STOCK OPTION PLAN

     The Company's and Banks' boards of directors and shareholders have approved stock option plans permitting the granting of options for up to 616,108 shares of the Company's common stock to selected officers, employees and directors of the Company and the Banks.

     At December 31, 2002, options for 140,500 shares were outstanding at an exercise price of $10.00 per share. Of these options, 47,000 shares were immediately exercisable upon grant, while all others vest 20% in each of the 2nd through the 6th year after grant. Before the acquisition discussed in Note 16, officers and employees of CUB held options for 31,400 shares of CUB common stock at an exercise price of $10.00 per share under a plan approved by CUB shareholders in 1999. In connection with the acquisition, these options, adjusted for the exchange ratio, were exchanged for options for shares of UCB common stock. The resultant 43,580 options have an exercise price of $7.82 per share. These options vest over a ten year period, but contain a provision that any future change of control will cause any unvested options to vest immediately.

     The only other activity in the officer and employee plan during 2003 was the granting of options for 10,000 shares of UCB common stock at $12.00 per share. Also during 2003, options for 141,912 shares of UCB common stock at $12.00 per share were granted to the directors of CUB under UCB's director plan. These options are immediately exercisable. Any options not exercised expire ten years after their date of grant.

     Activity in the plan during 2003 and 2002 was as follows:

                                                        Year Ended                            Year Ended
                                                    December 31, 2003                     December 31, 2002
                                                   -------------------                   --------------------
                                                 Number           Average              Number            Average
                                                   of            Exercise                of             Exercise
                                                 Shares            Price               Shares             Price
                                                -------          --------             -------           --------
Balance, January 1                              140,500           $10.00              139,500            $10.00
   Granted during year                           10,000           $12.00                1,500            $10.00
   Issued to interests of
      CUB as part of the
      purchase transaction                       43,580           $ 7.82                    -                 -
   Issued to CUB directors                      141,912           $12.00                    -                 -
   Forfeitures                                        -                -                 (500)           $10.00
                                                -------                               -------
Balance, December 31                            335,992           $10.62              140,500            $10.00
                                                =======                               =======

     All of the outstanding directors' options and 95,428 of the outstanding officer and employee options are exercisable at December 31, 2003.

     The weighted average remaining contractual life of all outstanding options at December 31, 2003 is approximately 8 years.

                                      F-16
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 14 - STOCK OPTION PLAN (CONTINUED)

     As permitted, the Company has elected to disclose the pro forma compensatory effect of its options rather than to record such effect. Had the options been recorded, compensation and income would have been as follows:

                                                                  2003                     2002
                                                               ----------               ----------
Compensation as recorded                                       $3,002,133               $1,779,555
Pro forma effect of options for year                              532,666                   48,650
                                                               ----------               ----------
           Pro forma compensation                              $3,534,799               $1,828,205
                                                               ==========               ==========

Net income (loss) as reported                                  $  881,485               $ (133,306)
Pro forma effect of options                                      (532,666)                 (48,650)
                                                               ----------               ----------
           Pro forma net income (loss)                         $  348,819               $ (181,956)
                                                               ==========               ==========

                                                                  2003                     2002
                                                               ----------               ----------
Pro forma earnings per share:
   Basic:
       As reported                                             $      .28               $     (.07)
       Effect of options                                             (.17)                    (.02)
                                                               ----------               ----------
           Pro forma basic earnings per share                  $      .11               $     (.09)
                                                               ==========               ==========
   Fully diluted:
       As reported                                             $      .27               $     (.07)
       Effect of options                                             (.16)                    (.02)
                                                               ----------               ----------
           Pro forma fully diluted earnings
             per share                                         $      .11               $     (.09)
                                                               ==========               ==========

NOTE 15 - REGULATORY MATTERS

     The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                                      F-17
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 15 - REGULATORY MATTERS (CONTINUED)

     Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. If such minimum amounts and ratios are met, the Banks are considered "adequately capitalized". If a bank exceeds the requirements of "adequately capitalized", and meets even more stringent minimum standards, it is considered "well capitalized". Management believes as of December 31, 2003, the Banks meet all capital adequacy requirements to which they are subject.

     The table below shows the total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios of the Company and the Banks at December 31, 2003 and 2002, and the minimum amounts and ratios needed to meet the definition of "well capitalized".


                                                                                    Minimum Amount
                                                                                     and Ratio to
                                                                                      Remain Well
                                                       Actual                         Capitalized
                                                       ------                         -----------
                                                 Amount         Ratio            Amount          Ratio
                                               -----------      -----          -----------       -----
                                                    (Thousands)                      (Thousands)
As of December 31, 2003:
   Total Capital (to
       Risk-Weighted Assets)                    $32,234         13.9%            $23,107         10.0%
                                                =======         ====             =======         ====
   Tier 1 Capital
       (to Risk-Weighted Assets)                $29,708         12.9%            $13,864          6.0%
                                                =======         ====             =======         ====
   Tier 1 Capital
       (to Average Assets)                      $29,708          9.3%            $15,930          5.0%
                                                =======         ====            ========         ====


                                                                             Minimum Amount
                                                                              and Ratio to
                                                                              Remain Well
                                                  Actual                      Capitalized
                                                  ------                      -----------
                                          Amount         Ratio            Amount         Ratio
                                        -----------      -----          -----------      -----
                                             (Thousands)                      (Thousands)
As of December 31, 2002:
   Total Capital (to
       Risk-Weighted Assets)              $19,914         20.5%          $ 9,707         10.0%
                                          =======         ====           =======         ====
   Tier 1 Capital
       (to Risk-Weighted Assets)          $18,900         19.5%          $ 5,824          6.0%
                                          =======         ====           =======         ====
   Tier 1 Capital
       (to Average Assets)                $18,900         14.6%          $ 6,470          5.0%
                                          =======         ====           =======         ====

                                      F-18
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 16 - BANK ACQUISITION

     As discussed in Note 1, on January 13, 2003 the Company acquired CUB in a stock for stock exchange. The Company issued shares of common stock valued at $9,752,931 based on an independent valuation firm's fairness opinion, to acquire 100% of CUB's 836,740 common voting shares. This business combination was accounted for under the purchase method as required by generally accepted accounting principles. The fair value of CUB's recorded assets, liabilities and equity at the date of acquisition follows:

Cash equivalents                                   $ 30,742,931
Investments                                          11,689,301
Net loans                                            77,675,700
Other assets                                          2,583,018
                                                   ------------
       Total assets                                $122,690,950
                                                   ============

Deposits                                           $113,295,674
Other liabilities                                       773,509
                                                   ------------
       Total liabilities                            114,069,183
Equity                                                8,621,767
                                                   ------------
       Total liabilities and capital               $122,690,950
                                                   ============

     For the year ended December 31, 2003, CUB reported net income of $823,339. For the period January 1, 2003 through the acquisition date of January 13, 2003 CUB's net income was $34,233. The difference of $789,106 is included in the accompanying consolidated income statement.

     The following table shows condensed pro forma results of operations for the year ended December 31, 2002, had the entities been combined during the entire year 2002. Pro forma net income of $607,684 for the year ended December 31, 2002 compares to actual 2003 net income of $881,485.

                                                     Pro Forma
                                                        2002
                                                   ------------
Net interest income                                $  6,721,936
Loan loss provision                                    (831,889)
                                                   ------------
Net interest income after LLP                         5,890,047
Non-interest income                                     403,906
Non-interest expense                                 (5,237,165)
Income taxes                                           (449,104)
                                                   ------------
       Net income                                  $    607,684
                                                   ============

     As part of the establishment of CUB's fair value at January 13, 2003, it was determined that the Company paid $1,200,000 more than the fair value of CUB's tangible net assets. This premium has been allocated $400,000 to a core deposit intangible (CDI) and $800,000 to goodwill.

                                      F-19
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 16 - BANK ACQUISITION (CONTINUED)

     As a part of the acquisition, goodwill was further increased by $150,000 for the tax effect of the CDI, bringing goodwill to $950,000 and creating a deferred tax liability of $150,000. At December 31, 2003, the carrying amounts of the goodwill, CDI, and related deferred tax liability are $950,000, $333,340 and $125,000, respectively. The deferred tax liability has been netted against "net deferred tax assets" on the accompanying 2003 consolidated balance sheet.

NOTE 17 - PARENT-ONLY CONDENSED FINANCIAL STATEMENTS

                                                       December 31,
                                                           2003
                                                       ------------
BALANCE SHEET

   Cash                                                $    378,942
   Investment in Banks                                   30,134,671
   Goodwill                                                 950,000
   Core deposit intangible                                  333,340
   Other assets                                              83,811
                                                       ------------
             Total Assets                              $ 31,880,764
                                                       ============

   Taxes payable                                       $    129,200
   Net deferred tax liability                                75,164
   Equity                                                31,676,400
                                                       ------------
             Total Liabilities and Equity              $ 31,880,764
                                                       ============

                                                            Year Ended
                                                           December 31,
                                                               2003
                                                           ------------
STATEMENT OF INCOME

   Legal and professional                                  $    185,593
   Amortization of core deposit intangible                       66,660
   Other expenses                                                27,788
                                                           ------------
             Total expenses                                     280,041
   Income tax benefit                                           114,673
                                                           ------------
             Loss before equity in Banks' earnings             (165,368)

   Banks' earnings                                            1,046,853
                                                           ------------
             Net income                                    $    881,485
                                                           ============

                                      F-20
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 17 - PARENT-ONLY CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                                                           Year Ended
                                                                          December 31,
                                                                              2003
                                                                          ------------
STATEMENT OF CASH FLOWS

   Operating Activities
      Loss before equity in Banks' earnings                               $   (165,368)
      Adjustment for deferred tax benefit                                     (114,673)
      Amortization of core deposit intangible                                   66,660
      Change in taxes receivable                                               (83,812)
      Change in taxes payable                                                  129,200
      Other                                                                     (3,828)
                                                                          ------------
                Net cash (used in) operating activities                       (171,821)

   Investment Activities
      Additional investment in CUB                                          (1,700,000)

   Financing Activities
      Sale of 187,500 shares of stock at $12 per share                       2,250,000
                                                                          ------------

                Net increase in cash                                           378,179

                Cash balance at beginning of year                                  763
                                                                          ------------

                Cash balance at end of year                               $    378,942
                                                                          ============

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     The table which follows shows the estimated fair value and the related carrying amounts of the Company's financial instruments at December 31, 2003.

     For purposes of this disclosure, the estimated fair value for cash and cash equivalents is considered to approximate their carrying amounts. The estimated fair value for securities is based on quoted market values for the individual or equivalent securities. The estimated fair value for loans is based on interest rates the Company would have charged borrowers at December 31, 2003 for similar loans, maturities and terms.

     The estimated fair value for demand and savings deposits is based on their carrying amount. The estimated fair value for time deposits is based on rates the Company offered at December 31, 2003 for deposits of similar remaining maturities. The estimated fair value for other financial instruments and off-balance-sheet loan commitments are considered to approximate carrying amounts at December 31, 2003. Assets and liabilities of the Company that are not defined as financial instruments, such as premises and equipment, are excluded from these disclosures.

                                      F-21
          UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

                                                     Carrying             Estimated
                                                      Amount              Fair Value
                                                      ------              ----------
                                                            (In Thousands)
Financial Assets
   Cash and cash equivalents                         $ 60,629             $ 60,629
   Securities available for sale                       56,386               56,386
   Net loans                                          198,480              200,509

Financial Liabilities
   Demand and savings deposits                        162,351              162,351
   Time deposits                                      124,221              124,310
   Borrowings                                           5,174                5,174

     Non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, customer goodwill, and similar items.

     While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that, were the Company to have disposed of such items at December 31, 2003, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2003 should not necessarily be considered to apply at subsequent dates.