Form 10KSB, Exhibit 13
period 2004-12-31
UNITED COMMUNITY BANKSHARES OF FLORIDA INC
filed 2005-03-03
CIK 1230299

Exhibit 13.1

Financial Statements of United Community Bankshares of Florida, Inc. and Subsidiary

(Item 7. Financial Statements)

REPORT OF INDEPENDENT AUDITORS

Shareholders
United Community Bankshares of Florida, Inc.
Orlando, Florida

     We have audited the accompanying consolidated balance sheets of United Community Bankshares of Florida, Inc. and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Community Bankshares of Florida, Inc. and its Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

OSBURN, HENNING AND COMPANY

Orlando, Florida
February 24, 2005

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Consolidated Balance Sheets

($ in thousands, except per share amounts)

	At December 31,
	2004	2003
Assets

Cash and due from banks	$12,283	$11,008
Interest-earning demand deposits in other banks	9,857	9,694
Federal funds sold	63,831	39,927

Total cash and cash equivalents	85,971	60,629

Securities available for sale	68,640	56,386
Loans, net of allowance for loan losses of $3,077 and $2,526	241,214	198,480
Property and equipment, net	6,863	5,410
Net deferred tax asset	1,180	974
Goodwill	950	950
Core deposit intangible, net	267	333
Other assets	1,382	1,162

Total assets	$406,467	$324,324

Liabilities and Shareholders’ Equity

Liabilities:
Deposits:
Noninterest-bearing demand deposits	$52,472	$42,348
Savings, NOW and money-market deposits	166,751	120,003
Time deposits	146,419	124,221

Total deposits	365,642	286,572

Borrowings	6,009	5,174
Other liabilities	1,026	902

Total liabilities	372,677	292,648

Commitments and contingencies (Notes 6, 11 and 13)

Shareholders’ Equity:
Common stock, $.01 par value, 10 million shares authorized, 3,263,406 and 3,256,888 shares issued and outstanding	33	33
Additional paid-in capital	32,021	31,970
Retained earnings (accumulated deficit)	2,003	(38)
Accumulated other comprehensive loss	(267)	(289)

Total shareholders’ equity	33,790	31,676

Total liabilities and shareholders’ equity	$406,467	$324,324

See notes to consolidated financial statements.

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Consolidated Statements of Income

(In thousands, except per share amounts)

	Year Ended December 31,
	2004	2003
Interest income:
Loans	$14,202	$11,653
Securities	1,633	1,330
Other	820	570

Total interest income	16,655	13,553

Interest expense:
Deposits	5,888	5,583
Borrowings	25	6

Total interest expense	5,913	5,589

Net interest income	10,742	7,964

Provision for loan losses	617	784

Net interest income after provision for loan losses	10,125	7,180

Noninterest income:
Service charges and fees on deposit accounts	409	374
Gain on sale of other real estate	—	28
Gain on sale of securities available for sale	—	5
Other	138	119

Total noninterest income	547	526

Noninterest expense:
Salaries and employee benefits	3,505	3,002
Occupancy and equipment	1,411	1,138
Other (Note 19)	2,430	2,117

Total noninterest expense	7,346	6,257

Income before income taxes	3,326	1,449

Income taxes	1,285	568

Net income	$2,041	$881

Earnings per share:
Basic	$.63	$.28

Diluted	$.61	$.27

See notes to consolidated financial statements.

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2004 and 2003
($ in thousands)

				Retained	Accumulated
	Common Stock		Additional	Earnings	Other	Total
	Number of	Par	Paid-In	(Accumulated	Comprehensive	Shareholders ’
	Shares	Value	Capital	Deficit)	Income (Loss)	Equity
Balance at December 31, 2002	2,000,000	$20	$19,980	$(919)	$387	$19,468

						—
Comprehensive income:
Net income	—	—	—	881	—	881
Other comprehensive income (loss)- Change in unrealized gain on securities available for sale, net of tax	—	—	—	—	(676)	(676)

Total comprehensive income						205

Shares issued in acquisition	1,069,388	11	9,742	—	—	9,753

Stock offering	187,500	2	2,248	—	—	2,250

Balance at December 31, 2003	3,256,888	$33	$31,970	$(38)	$(289)	$31,676

Comprehensive income:
Net income	—	—	—	2,041	—	2,041
Other comprehensive income- Change in unrealized loss on securities available for sale, net of tax	—	—	—	—	22	22

Total comprehensive income						2,063

Proceeds from stock options exercised	6,518	—	51	—	—	51

Balance at December 31, 2004	3,263,406	$33	$32,021	$2,003	$(267)	$33,790

See notes to consolidated financial statements.

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2004	2003
Cash flows from operating activities:
Net income	$2,041	$881
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income tax benefit	(218)	(207)
Provision for loan losses	617	784
Depreciation and amortization	533	450
Amortization of core deposit intangible	66	66
Net amortization of premiums and discounts on securities	654	1,171
Gain on sale of other real estate	—	(28)
Gain on sale of securities available for sale	—	(5)
Net change in year-end balances of:
Other assets	(195)	(56)
Other liabilities	123	(98)

Net cash provided by operating activities	3,621	2,958

Cash flows from investing activities:
Purchases of securities available for sale	(31,121)	(55,698)
Sales of securities available for sale	106	243
Maturities and principal collections on securities available for sale	18,117	37,699
Net funding of loans	(43,351)	(42,096)
Cash and cash equivalents acquired in business combination	—	25,594
Acquisition of property and equipment	(1,986)	(143)
Proceeds from sale of other real estate	—	611

Net cash used in investing activities	(58,235)	(33,790)

Cash flows from financing activities:
Net increase in deposits	79,070	60,309
Net increase in borrowings	835	4,337
Sale of common stock	51	2,250

Net cash provided by financing activities	79,956	66,896

Net increase in cash and cash equivalents	25,342	36,064

Cash and cash equivalents at beginning of year	60,629	24,565

Cash and cash equivalents at end of year	$85,971	$60,629

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$5,498	$5,896

Income taxes	$1,524	$620

Noncash transaction-
Accumulated other comprehensive income (loss), net change in unrealized gain (loss) on securities available for sale, net of tax	$22	$(676)

See notes to consolidated financial statements.

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2004 and 2003 and For the Years Then Ended

(1) Organizational Background and Consolidation Policy

  United Community Bankshares of Florida, Inc. (the “Holding Company”) owns 100% of the common stock of United Heritage Bank (the “Bank”) (together, the “Company”), a full service, FDIC-insured commercial-banking institution. The Company provides a variety of financial services to individuals and commercial customers through its nine banking offices located in Orange and Seminole Counties, Florida.

  On January 13, 2003, the Company acquired Community United Bank (“CUB”) in a purchase transaction. This purchase was consummated by exchange of 1,069,388 newly-issued shares of the Company’s common stock for 100% of CUB’s common shares. The Company paid a premium for CUB, which amount is more fully discussed in Note 17 to these consolidated financial statements. During 2004, CUB was merged into the Bank, resulting in a one-bank holding company structure.

The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany transactions have been eliminated in consolidation.

(2) Summary of Significant Accounting Policies

  Use of Estimates. In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

  Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and demand balances due from banks and federal funds sold, all of which mature within ninety days.

The Bank is required under Federal Reserve Board regulations to maintain reserves, generally consisting of cash or noninterest-earning accounts, against its transaction accounts. At December 31, 2004 and 2003, balances maintained as reserves were approximately $4.6 million and $793,000, respectively.

  Securities Available for Sale. Securities which are used for asset/liability, liquidity, and other funds management purposes are classified as securities available for sale. These securities have indefinite holding periods and are accounted for on a fair value basis with net unrealized gains and losses included in other comprehensive income.

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Summary of Significant Accounting Policies, Continued

  Securities Available for Sale, Continued. Declines in the fair value of securities available for sale that are deemed to be other-than-temporary are reflected in income as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for period of time sufficient to allow for any anticipated recovery in fair value.

Amortization and accretion of premiums and discounts are recognized as adjustments to interest income. Realized gains and losses are recognized using the specific identification method.

  Loans. Loans that management has the intent and the Company has the ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

Interest receivable on loans that are placed on nonaccrual or charged-off is reversed against interest income. Interest collected subsequently on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

  Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Summary of Significant Accounting Policies, Continued

   Allowance for Loan Losses, Continued. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential real estate loans for impairment disclosures.

   Property and Equipment. Property and equipment are stated at cost, less accumulated depreciation and amortization computed on the straight-line and accelerated methods over the estimated useful lives of the assets. These lives are summarized as follows:

Asset	Estimated Lives
Buildings	40 years
Land improvements	15 years
Leasehold improvements	5-15 years
Furniture and equipment	5-10 years

Maintenance and repairs are charged to income, and improvements and additions are capitalized.

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Summary of Significant Accounting Policies, Continued

   Goodwill and Other Intangible Assets. Intangible assets consist of purchased core deposits and goodwill. The core deposit intangible is being amortized over its estimated duration of six years on a straight-line basis. Goodwill is not being amortized, but is carried at its cost. The Company reviews intangible assets for possible impairment whenever events or circumstances indicate that carrying amounts may not be recoverable.

  Income Taxes. The Company uses the liability method for accounting for deferred income taxes. This method requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company and the Bank file consolidated federal and state income tax returns. Tax is allocated among the entities on a separate entity basis.

   Transfer of Financial Assets. Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Summary of Significant Accounting Policies, Continued

   Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure (collectively, “SFAS 123”) encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. The Company accounts for its stock option plans under the recognition and measurement principles of APB No. 25. No stock-based employee compensation cost is reflected in net income as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and income per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation ($ in thousands, except per share data).

	Year Ended December 31,
	2004	2003
Net income, as reported	$2,041	$881
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effect	(600)	(532)

Proforma net income	$1,441	$349

Basic income per share, as reported	$.63	$.28

Proforma basic income per share	$.44	$.11

Diluted income per share, as reported	$.61	$.27

Proforma diluted income per share	$.43	$.11

In order to calculate the fair value of the options granted using the Black-Scholes model, it was assumed that the average risk-free interest rate for 2004 was 4.27%, there would be no dividends paid, the expected life of the options was ten years and stock volatility was zero due to the lack of an active market for the stock. For purposes of pro forma disclosures, the estimated fair value is included in expense during the vesting period.

	Year Ended December 31,
	2004	2003
Weighted-average grant-date fair value per option of options issued during the year	$4.12	$3.36

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Summary of Significant Accounting Policies, Continued

   Earnings Per Share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by adding the dilutive effect of any unexercised stock options, using the treasury stock method to determine dilution.

	Year Ended December 31,
	2004	2003
Weighted-average common shares outstanding	3,258,687	3,170,513
Dilutive shares issuable under stock option plans	101,037	61,458

Weighted-average common shares on a diluted basis	3,359,724	3,231,971

  Off-Balance Sheet Credit-Related Instruments. In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, unused lines of credit, standby letters of credit and undisbursed construction loans in process. Such financial instruments are recorded in the consolidated financial statements when they are funded.

   Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income. The components of other comprehensive income (loss) and related tax effects are as follows (in thousands):

	Year Ended December 31,
	2004	2003
Unrealized holding gains (losses) on available for sale securities	$35	$(1,079)
Reclassification adjustment for gains realized in earnings	—	(5)

Net change in unrealized loss	35	(1,084)

Income taxes (benefit)	13	(408)

Net amount	$22	$(676)

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Summary of Significant Accounting Policies, Continued

   Recent Pronouncements. In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment.” This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, which includes stock options and warrants, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. Public entities will adopt this Statement using a modified version of prospective application. Under this application, this Statement will apply to new awards and to awards modified, repurchased, or cancelled after the required effective date and to awards not yet vested that exist as of the effective date. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. Management has not yet determined what effect this Statement will have on the Company’s 2006 consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets-an Amendment to APB opinion No. 29 ” This Statement addresses the measurement of exchanges of nonmonetary assets. The Statement is effective for fiscal periods beginning after June 15, 2005. Management believes this Statement will not have a material effect on the Company’s consolidated financial statements.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows expected to be collected and an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 also prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company does not anticipate that the adoption of SOP 03-3 will have a material impact on its financial condition or result of operations.

In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-1, “Meaning of Other Than Temporary Impairment” (Issue 03-1). The Task Force reached a consensus on an other-than-temporary impairment model for debt and equity securities accounted for under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and cost method investments, and required certain additional financial statement disclosures. The implementation of the “Other-Than-Temporary Impairment” component of this consensus has been postponed. Management cannot determine the effect of the adoption of this guidance on the Company’s financial condition or results of operations.

Reclassification. Certain accounts and captions as presented in the 2003 financial statements have been reclassified to conform to the classifications in the 2004 consolidated financial statements.

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Securities Available for Sale

All securities have been classified as available for sale by management. The carrying amounts of securities available for sale and their approximate fair values are as follows (in thousands):

		Gross	Gross	Approximate
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
At December 31, 2004:
U.S. Agency securities	$3,518	$1	$(7)	$3,512
Mortgage-backed securities	65,550	189	(611)	65,128

	$69,068	$190	$(618)	$68,640

At December 31, 2003:
U.S. Agency securities	$500	$—	$(7)	$493
Mortgage-backed securities	56,218	221	(677)	55,762
Equity securities	131	—	—	131

	$56,849	$221	$(684)	$56,386

The following summarizes sales of securities available for sale (in thousands):

	Year Ended December 31,
	2004	2003
Proceeds from sale of securities available for sale	$106	$243

Gross gains from sale of securities	$—	$5

   As of December 31, 2004 and 2003, securities with a carrying value of approximately $24.3 million and $31.2 million, respectively, were pledged as collateral for repurchase agreements with customers and to the State of Florida for public deposits.

Scheduled maturities of securities available for sale at December 31, 2004 are as follows (in thousands):

		Approximate
	Amortized	Fair
	Cost	Value
Due after one year through five years	$500	$493
Due after five years through ten years	3,018	3,019
Mortgage-backed securities	65,550	65,128

	$69,068	$68,640

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Securities Available for Sale, Continued

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows (in thousands):

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows (in thousands):

	Less Than Twelve Months		Over Twelve Months
	Gross	Approximate	Gross	Approximate
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
Debt securities:
U.S. Agency securities	$—	$—	$(7)	$493
Mortgage-backed securities	(230)	28,096	(381)	14,885

Total debt securities	$(230)	$28,096	$(388)	$15,378

At December 31, 2004, the Company has 24 debt securities with unrealized losses. Management believes these unrealized losses relate to changes in interest rates. Management also believes the Company has the ability to hold these securities until maturity, or for the foreseeable future and therefore no declines are deemed to be other than temporary.

(4) Loans

The components of loans are summarized as follows (in thousands):

	At December 31,
	2004	2003
Real estate — mortgage	$133,257	$119,887
Construction and land development	60,675	31,934
Commercial, financial and agricultural	44,720	42,779
Installment and consumer lines	5,998	6,754

Total loans	244,650	201,354

Allowance for loan losses	(3,077)	(2,526)
Deferred loan fees, net	(359)	(348)

Loans, net	$241,214	$198,480

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4) Loans, Continued

An analysis of the changes in the allowance for loan losses follows (in thousands):

	Year Ended December 31,
	2004	2003
Balance at beginning of year	$2,526	$1,014

Provision for loan losses	617	784
Acquired in purchase transaction	—	887
Loan charge-offs, net of recoveries	(66)	(159)

Balance at end of year	$3,077	$2,526

The following summarizes impaired loans (in thousands):

	At December 31,
	2004	2003
Impaired loans with a valuation allowance	$83	$376
Impaired loans without a valuation allowance	—	—
Less — valuation allowance on impaired loans	(5)	(97)

Total net impaired loans	$78	$279

The average net investment in impaired loans and interest income recognized and received on impaired loans (in thousands):

	Year Ended December 31,
	2004	2003
Average net investment in impaired loans	$349	$376

Interest income recognized on impaired loans	$3	$—

Interest income received on impaired loans	$3	$—

Nonaccrual and accruing loans past due 90 days or more follows (in thousands):

	At December 31,
	2004	2003
Nonaccrual loans	$50	$491
Accruing loans past due 90 days or more	44	—

Total	$94	$491

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5) Property and Equipment

The components of property and equipment, and the aggregate related accumulated depreciation and amortization are as follows (in thousands)

	At December 31,
	2004	2003
Land	$994	$994
Buildings	3,416	3,072
Land improvements	157	157
Leasehold improvements	1,054	713
Furniture and equipment	1,887	1,316
Construction in process	770	71

	8,278	6,323

Less accumulated depreciation and amortization	(1,415)	(913)

	$6,863	$5,410

Depreciation and amortization expense charged to income was approximately $533,000 and $450,000 in 2004 and 2003, respectively.

(6) Operating Leases

  The Bank leases certain of its facilities and equipment under non-cancellable operating leases. These leases require monthly rent payments and common area maintenance charges and contain escalation clauses and renewal options. Amounts due under these leases for the next five years after 2004 are as follows (in thousands):

2005	$604
2006	$609
2007	$634
2008	$643
2009	$679

The total charge to 2004 and 2003 income under these leases was approximately $377,000 and $305,000, respectively.

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(7) Deposits

  The aggregate amount of time deposits with a minimum denomination of $100,000 is $93.7 million and $76.6 million at December 31, 2004 and 2003, respectively. At December 31, 2004, the scheduled maturities of time deposits are as follows (in thousands):

Maturing during the
Year Ending December 31,	Amount
2005	$66,383
2006	54,163
2007	22,760
2008	707
2009	2,406

$146,419

(8) Borrowings

  The Bank has sold securities to certain of its customers under agreements to repurchase. These borrowings are collateralized by those securities discussed in Note 3 to these consolidated financial statements. The following summarizes these borrowings ($ in thousands):

	At or For the Year Ended
	December 31,
	2004	2003
Balance at year-end	$2,009	$5,174
Average balance during the year	$3,019	$1,489
Interest expense during the year	$25	$7
Average interest rate during the year	.83%	.45%

The Company also has unsecured federal funds purchased lines of credit with correspondent banks under which the Company could borrow up to $14.0 million. These lines are used for liquidity needs and generally are repaid within seven to fourteen days. At December 31, 2004, the Company had $4.0 million outstanding at a rate of 2.63%. The Company did not have any borrowings outstanding under these agreements at December 31, 2003.

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(9) Income Taxes

     The components of income taxes are as follows (in thousands):

	2004			2003
	Current	Deferred	Total	Current	Deferred	Total
Federal	$1,284	$(187)	$1,097	$663	$(177)	$486
State	219	(31)	188	112	(30)	82

	$1,503	$(218)	$1,285	$775	$(207)	$568

Deferred taxes represent the deferred tax effect attributable to the change in the cumulative differences between the book and tax bases of the Company’s assets and liabilities from the prior year.

The more significant temporary differences and the related deferred tax amounts are as follows (in thousands):

	At December 31,
	2004	2003
Loan loss reserve	$1,035	$817
Preopening and organizational costs	88	159
Unrealized loss on securities available for sale	162	174
Property and equipment basis difference	(5)	(51)
Core deposit intangible	(100)	(125)

Net deferred tax asset	$1,180	$974

A reconciliation of the income tax expected at the 34% Federal income tax rate and the actual income tax follows ($ in thousands):

	Year Ended December 31,
	2004		2003
	Amount	Percent	Amount	Percent
Computed “expected” income tax expense	$1,131	34.0%	$493	34.0%
State income taxes, net of federal income tax	124	3.6	51	3.5
Valuation allowance	—	—	(16)	(1.1)
Other	30	1.0	40	2.8

	$1,285	38.6%	$568	39.2%

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(10) Related Party Transactions

In the ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates. The amount outstanding under these loans was approximately $13.1 million at December 31, 2003. During 2004, there were additional advances of approximately $8.0 million, with principal reductions of approximately $800,000, resulting in outstanding balances at December 31, 2004 of approximately $20.3 million.

(11) Off-Balance Sheet Activities

The Company is a party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused lines of credit, standby letters of credit and undisbursed construction loans in process.

These financial instruments may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support third-party borrowing arrangements and generally have expiration dates within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company generally holds collateral supporting these commitments.

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(11) Off-Balance Sheet Activities, Continued

Commitments to extend credit and standby letters of credit typically result in loans with a market interest rate when funded. A summary of the contractual amounts of the Company’s financial instruments with off-balance sheet risk follows (in thousands):

	At December 31,
	2004	2003
Commitments to extend credit, including unused lines of credit	$39,638	$30,378

Standby letters of credit	$2,530	$1,851

Undisbursed construction loans in process	$21,629	$27,909

The contractual amounts of credit-related financial instruments such as commitments to extend credit, unused lines of credit, standby letters of credit and undisbursed construction loans in process represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default and the value of any existing collateral become worthless.

(12) Significant Group Concentration of Credit Risk

The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Orange and Seminole Counties area. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy of the Orange and Seminole Counties area.

(13) Legal Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, had no material effect on the Company’s consolidated financial statements as of December 31, 2004.

(14) Dividend Restrictions

Since the Company depends upon the Bank for cash flow, the Company’s ability to pay dividends is dependent upon the Bank’s cash and capital positions. The payment of dividends is subject to various restrictions set forth in the State Banking Code. Such restrictions generally limit dividends to an amount not exceeding net income for the current and two preceding years, less any dividends paid during that period.

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(15) Stock Option Plans

The Company has stock option plans permitting the granting of stock options for up to 616,108 shares of the Company’s common stock to selected officers, employees and directors of the Company.

At December 31, 2002, options for 140,500 shares were outstanding at an exercise price of $10.00 per share. Of these options, 47,000 shares were immediately exercisable upon grant, while all others vest 20% in each of the 2nd through the 6th year after grant. Before the acquisition discussed in Note 17, officers and employees of CUB held options for 31,400 shares of CUB common stock at an exercise price of $10.00 per share under a plan approved by CUB shareholders in 1999. In connection with the acquisition, these options, adjusted for the exchange ratio, were exchanged for options to acquire 43,580 shares of the Company’s common stock. These options have an exercise price of $7.82 per share, vest over a ten year period, and contain a provision that any future change of control will cause any unvested options to vest immediately.

Activity in the plans follows:

	Year Ended		Year Ended
	December 31, 2004		December 31, 2003
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
Balance at January 1	335,992	$10.62	140,500	$10.00
Granted	217,242	$12.53	10,000	$12.00
Issued to former employees of CUB	—	$—	43,580	$7.82
Issued to former directors of CUB	—	$—	141,912	$12.00
Exercised	(6,518)	$7.82	—	—

Balance at December 31	546,716	$11.41	335,992	$10.62

At December 31, 2004, 62,874 options remain available for future grant under the plans. All 283,824 of the outstanding directors’ options and 91,062 of the outstanding officer and employee options are exercisable at December 31, 2004.

The weighted average remaining contractual life of all outstanding options at both December 31, 2004 and 2003 is approximately eight years.

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(16) Regulatory Matters

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and percentages of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. If such minimum amounts and percentages are met, the Company and the Bank are considered “adequately capitalized”. If the actual amounts exceed the requirements of “adequately capitalized”, and meet even more stringent minimum standards, they are considered “well capitalized”. Management believes as of December 31, 2004, the Company and the Bank meet all capital adequacy requirements to which they are subject.

The table below shows the total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios of the Company and the Bank at December 31, 2004 and 2003, and the minimum required amounts and percentages ($ in thousands).

					Minimum
					To Be Well
					Capitalized Under
			Minimum Capital		Prompt Corrective
	Actual		Requirement		Action Provisions}
	Amount	%	Amount	%	Amount	%
As of December 31, 2004:
Total capital to Risk- Weighted assets:
Consolidated	$34,746	12.00%	$23,159	8.00%	$28,949	10.00%
Bank	$34,393	11.83%	$23,258	8.00%	$29,072	10.00%
Tier I Capital to Risk- Weighted Assets:
Consolidated	$31,669	10.94%	$11,580	4.00%	$17,369	6.00%
Bank	$31,316	10.77%	$11,629	4.00%	$17,443	6.00%
Tier I Capital to Average Assets:
Consolidated	$31,669	8.12%	$15,592	4.00%	$19,490	5.00%
Bank	$31,316	8.04%	$15,586	4.00%	$19,482	5.00%

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(16) Regulatory Matters, Continued

					Minimum
					To Be Well
					Capitalized Under
			Minimum Capital		Prompt Corrective
	Actual		Requirement		Action Provisions
	Amount	%	Amount	%	Amount	%
As of December 31, 2003:
Total capital to Risk- Weighted assets:
Consolidated	$32,234	13.95%	$18,486	8.00%	$23,108	10.00%
Bank	$20,163	15.47%	$10,427	8.00%	$13,034	10.00%
CUB	$12,204	12.00%	$8,135	8.00%	$10,168	10.00%
Tier I Capital to Risk- Weighted Assets:
Consolidated	$29,708	12.86%	$9,243	4.00%	$13,865	6.00%
Bank	$18,799	14.42%	$5,213	4.00%	$7,820	6.00%
CUB	$11,042	10.86%	$4,067	4.00%	$6,101	6.00%
Tier I Capital to Average Assets:
Consolidated	$29,708	9.32%	$12,744	4.00%	$15,930	5.00%
Bank	$18,799	10.64%	$7,068	4.00%	$8,835	5.00%
CUB	$11,042	7.90%	$5,590	4.00%	$6,987	5.00%

(17) Bank Acquisition

On January 13, 2003 the Company acquired CUB in a stock for stock exchange. The Company issued shares of common stock valued at approximately $9,753,000 based on an independent valuation firm’s fairness opinion, to acquire 100% of CUB’s 836,740 common voting shares. This business combination was accounted for as a purchase transaction. The allocation of the purchase price (new shares issued) to CUB’s recorded assets and liabilities at the date of acquisition follows (in thousands):

Cash equivalents	$30,743
Investments	11,689
Net loans	77,676
Goodwill	950
Core deposit intangible	400
Other assets	2,515

Total assets	123,973

Deposits	(113,296)
Other liabilities	(924)

Total liabilities	(114,220)

Fair value of common stock issued	$9,753

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(17) Bank Acquisition, Continued

For the year ended December 31, 2003, CUB reported net income of $823,000. For the period January 1, 2003 through the acquisition date of January 13, 2003 CUB’s net income was $34,000. This amount is considered insignificant to disclose the proforma effects to income as if CUB was acquired as of the beginning of the periods presented. The difference of $789,000 is included in the accompanying 2003 consolidated statement of income.

As part of the establishment of CUB’s fair value at January 13, 2003, it was determined that the Company paid $1,200,000 more than the fair value of CUB’s tangible net assets. This premium has been allocated $400,000 to a core deposit intangible (CDI) and $800,000 to goodwill.

As a part of the acquisition, goodwill was further increased by $150,000 for the tax effect of the CDI, bringing goodwill to $950,000 and creating a deferred tax liability of $150,000. The carrying amounts of the CDI and related deferred tax liability at December 31, 2004 are $267,000 and $100,000, respectively. The carrying amounts of these accounts at December 31, 2003 are $333,000 and $125,000, respectively. The deferred tax liability has been netted against the deferred tax asset on the accompanying consolidated balance sheets.

(18) Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities Available for Sale. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(18) Fair Value of Financial Instruments, Continued

Deposits. The fair values disclosed for demand deposits, savings, money-market and NOW accounts are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities of time deposits.

Borrowings. The carrying amounts of borrowings under customer repurchase agreements and unsecured federal funds purchased lines of credit approximate their fair values.

Off-Balance Sheet Instruments. Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

     The estimated fair values of the Company’s financial instruments are as follows (in thousands):

	At December 31, 2004		At December 31, 2003
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets:
Cash and cash equivalents	$85,971	$85,971	$60,629	$60,629
Securities available for sale	68,640	68,640	56,386	56,386
Net loans	241,185	240,403	198,480	200,509

Financial liabilities:
Demand and savings deposits	219,223	219,223	162,351	162,351
Time deposits	146,419	148,473	124,221	124,310
Borrowings	6,009	6,009	5,174	5,174

Off-balance sheet instruments	—	—	—	—

Nonfinancial instruments typically not recognized in the consolidated financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, customer goodwill, and similar items.

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(19) Other Noninterest Expense

     The components of other noninterest expense were as follows (in thousands):

	Year Ended December 31,
	2004	2003
Data processing	$566	$494
Professional fees	233	315
Marketing and business development	369	192
Telephone	169	153
Other	1,093	963

	$2,430	$2,117

(20) Holding Company-Only Condensed Financial Statements

     The condensed financial statements of the Holding Company are as follows (in thousands):

Condensed Balance Sheets

	At December 31,
	2004	2003
Cash	$218	$379
Investment in bank subsidiary	32,320	30,135
Goodwill	950	950
Core deposit intangible, net	267	333
Other assets	97	84

Total assets	$33,852	$31,881

Taxes payable	$—	$130
Net deferred tax liability	62	75
Shareholders’ equity	33,790	31,676

Total liabilities and shareholders’ equity	$33,852	$31,881

(continued)

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(20) Holding Company-Only Condensed Financial Statements, Continued

Condensed Statements of Income

	Year Ended December 31,
	2004	2003
Professional fees	$86	$186
Amortization of core deposit intangible	66	66
Other expenses	44	28

Total expenses	196	280

Income tax benefit	(74)	(114)

Loss before equity in Bank’s earnings	(122)	(166)

Equity in Bank’s earnings	2,163	1,047

Net income	$2,041	$881

Condensed Statements of Cash Flows

	Year Ended December 31,
	2004	2003
Cash flows from operating activities:
Loss before equity in Bank’s earnings	$(122)	$(166)
Deferred income tax benefit	(13)	(114)
Amortization of core deposit intangible	66	66
Change in other assets	(13)	(84)
Change in taxes payable	(130)	130
Other, net	—	(4)

Net cash used in operating activities	(212)	(172)

Cash flows from investment activity- Additional investment in Bank	—	(1,700)

Cash flow from financing activity- Sale of common stock	51	2,250

Net (decrease) increase in cash	(161)	378

Cash balance at beginning of year	379	1

Cash balance at end of year	$218	$379