Form 10-K, Exhibit 13
period 2005-12-31
UNITED HERITAGE BANKSHARES OF FLORIDA INC
filed 2006-03-07
CIK 1230299

Exhibit 13.1

Financial Statements of United Heritage Bankshares of Florida, Inc. and Subsidiary

(Item 7.     Financial Statements)

(This page intentionally left blank)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	At December 31,

	2005	2004
-)
	----------------($-
	in thousands,
	except per share
	amounts

Assets
Cash and due from banks	$21,604	$12,283
Interest-bearing demand deposits in other banks	—	9,857
Federal funds sold	126,119	63,831

Total cash and cash equivalents	147,723	85,971
Securities available for sale	164,050	68,640
Securities held to maturity	21,119	—
Loans, net of allowance for loan losses of $4,580 and $3,077	360,425	241,214
Accrued interest receivable	2,599	1,124
Property and equipment, net	7,527	6,863
Net deferred tax asset	2,771	1,180
Goodwill	950	950
Core deposit intangible, net	200	267
Other assets	530	258

Total assets	$707,894	$406,467

Liabilities and Shareholders’ Equity

Liabilities:

Deposits:
Noninterest-bearing demand deposits	$98,082	$52,472
Savings, NOW and money-market deposits	272,895	166,751
Time deposits	245,559	146,419

Total deposits	616,536	365,642
Borrowings	31,884	6,009
Other liabilities	1,687	1,026

Total liabilities	650,107	372,677

Commitments and contingencies (Notes 6, 11 and 13)

Shareholders’ equity:
Common stock, $.01 par value, 20 million shares authorized, 4,871,908 and 3,263,406 shares issued and outstanding	49	33
Additional paid-in capital	54,361	32,021
Retained earnings	5,338	2,003
Accumulated other comprehensive loss	(1,961)	(267)

Total shareholders’ equity	57,787	33,790

Total liabilities and shareholders’ equity	$707,894	$406,467

See notes to consolidated financial statements.

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Consolidated Statements of Income

	Year Ended December 31,

	2005	2004	2003

	(In thousands, except per
	share amounts

Interest income:
Loans	$21,070	$14,202	$11,653
Securities	4,849	1,633	1,330
Other	3,363	820	570

Total interest income	29,282	16,655	13,553

Interest expense:
Deposits	11,993	5,888	5,583
Borrowings	213	25	6

Total interest expense	12,206	5,913	5,589

Net interest income	17,076	10,742	7,964
Provision for loan losses	1,540	617	784

Net interest income after provision for loan losses	15,536	10,125	7,180

Noninterest income:
Service charges and fees on deposit accounts	581	409	374
Other	220	138	152

Total noninterest income	801	547	526

Noninterest expense:
Salaries and employee benefits	5,764	3,505	3,002
Occupancy and equipment	2,181	1,411	1,138
Other	3,128	2,430	2,117

Total noninterest expense	11,073	7,346	6,257

Income before income taxes	5,264	3,326	1,449
Income taxes	1,929	1,285	568

Net income	$3,335	$2,041	$881

Earnings per share:
Basic	$.74	$.63	$.28

Diluted	$.72	$.61	$.27

See notes to consolidated financial statements.

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Consolidated Statements of Shareholders’ Equity
Years Ended December 31, 2005, 2004 and 2003

	Common Stock
				Retained	Accumulated
			Additional	Earnings	Other	Total
	Number of		Paid-In	(Accumulated	Comprehensive	Shareholders’
	Shares	Par Value	Capital	Deficit)	Income (Loss)	Equity
-)
	-----------------------------------------------------------------------------------($-
	in thousands
Balance at December 31, 2002	2,000,000	$20	$19,980	$(919)	$387	$19,468

Comprehensive income:
Net income	—	—	—	881	—	881
Other comprehensive income (loss) —
Change in unrealized gain on securities available for sale, net of tax	—	—	—	—	(676)	(676)

Total comprehensive income						205

Shares issued in acquisition	1,069,388	11	9,742	—	—	9,753
Stock offering	187,500	2	2,248	—	—	2,250

Balance at December 31, 2003	3,256,888	33	31,970	(38)	(289)	31,676

Comprehensive income:
Net income	—	—	—	2,041	—	2,041
Other comprehensive income — Change in unrealized loss on securities available for sale, net of tax	—	—	—	—	22	22

Total comprehensive income						2,063

Proceeds from stock options exercised	6,518	—	51	—	—	51

Balance at December 31, 2004	3,263,406	33	32,021	2,003	(267)	33,790

Comprehensive income:
Net income	—	—	—	3,335	—	3,335
Other comprehensive loss —
Change in unrealized loss on securities available for sale, net of tax	—	—	—	—	(1,694)	(1,694)

Total comprehensive income						1,641

Net proceeds from the sale of common stock under a private placement offering	1,537,222	15	21,463	—	—	21,478
Proceeds from stock options exercised	71,280	1	828	—	—	829
Tax benefit from stock options exercised	—	—	49	—	—	49

Balance at December 31, 2005	4,871,908	$49	$54,361	$5,338	$(1,961)	$57,787

See notes to consolidated financial statements.

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Year Ended December 31,

	2005	2004	2003

	(In thousands

Cash flows from operating activities:
Net income	$3,335	2,041	881

Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income tax benefit	(570)	(218)	(207)
Provision for loan losses	1,540	617	784
Depreciation and amortization of property and equipment	694	533	450
Amortization of core deposit intangible	67	66	66
Net amortization of premiums and discounts on securities	743	654	1,171
Gain on sale of other real estate	—	—	(28)
Gain on sale of security available for sale	—	—	(5)
Tax benefit from stock options exercised	49	—	—

Net change in year-end balances of:
Accrued interest receivable and other assets	(1,747)	(195)	(56)
Other liabilities	662	123	(98)

Net cash provided by operating activities	4,773	3,621	2,958

Cash flows from investing activities:
Purchases of securities available for sale	(123,480)	(31,121)	(55,698)
Sales of securities available for sale	—	106	243
Maturities and principal collections on securities available for sale	24,614	18,117	37,699
Purchases of securities held to maturity	(21,122)	—	—
Net funding of loans	(120,751)	(43,351)	(42,096)
Cash and cash equivalents acquired in business combination	—	—	25,594
Proceeds from sale of other real estate	—	—	611
Purchase of property and equipment	(1,358)	(1,986)	(143)

Net cash used in investing activities	(242,097)	(58,235)	(33,790)

Cash flows from financing activities:
Net increase in deposits	250,894	79,070	60,309
Net increase in borrowings	25,875	835	4,337
Net proceeds from sale of common stock	22,307	51	2,250

Net cash provided by financing activities	299,076	79,956	66,896

Net increase in cash and cash equivalents	61,752	25,342	36,064
Cash and cash equivalents at beginning of year	85,971	60,629	24,565

Cash and cash equivalents at end of year	$147,723	$85,971	$60,629

Supplemental disclosure of cash flow information:

Cash paid for:
Interest	$12,045	$5,498	$5,896

Income taxes	$2,250	$1,524	$620

Noncash transaction —
Accumulated other comprehensive income (loss), change in unrealized loss on securities available for sale, net of tax	$(1,694)	$22	$(676)

See notes to consolidated financial statements.

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2005 and 2004 and for Each of the Three Years

in the Period Ended December 31, 2005

(1) Organizational Background and Consolidation Policy

United Heritage Bankshares of Florida, Inc., formerly known as United Community Bankshares of Florida, Inc. (the “Holding Company”). The Holding Company owns 100% of the common stock of United Heritage Bank (the “Bank”) (together, the “Company”), a full service, FDIC-insured commercial-banking institution. The Company provides a variety of financial services to individuals and commercial customers through its eleven banking offices located in Orange and Seminole Counties, Florida.

The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany transactions have been eliminated in consolidation.

(2) Summary of Significant Accounting Policies

Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and demand balances due from banks, interest-bearing deposits in other banks and federal funds sold, all of which mature within ninety days.

The Bank is required under Federal Reserve Board regulations to maintain reserves, generally consisting of cash or noninterest-earning accounts, against its transaction deposit accounts. At December 31, 2005 and 2004, balances maintained as reserves were approximately $680,000 and $4.6 million, respectively. During 2005, the Company began participating in a deposit reclassification program that allowed the Company to reclassify certain transaction deposit accounts to nontransaction accounts for Federal Reserve reporting requirements. This program allowed the Company to reclassify approximately $113.1 million of transaction accounts for the reporting period that included December 31, 2005.

Securities. The Company may classify its securities as either trading, held to maturity or available for sale. Trading securities are held principally for resale in the near term and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and reported in other comprehensive income (loss). Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost,

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(2) Summary of Significant Accounting Policies, Continued

(2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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

The Company assesses its loan portfolio routinely through its credit administration function. The Company, as part of its ongoing risk management, assigns a risk grade to each loan within the portfolio. The risk grades fall into eight categories based on certain variables, included but not limited to, collateral, loan performance, And financial trends of the borrower. The Company establishes a reserve allocation based upon the assigned risk grade.

In addition the Company establishes an aggregate reserve for loan loss threshold based upon the entire portfolio. The amount of the established allowance in excess of the allocation based upon risk grade is considered a secondary reserve to mitigate the concentrations that may exist in the portfolio from time to time. These concentrations include both geographic and collateral.

The Company uses various criteria in determining the aggregate reserve including peer group comparison, local economic trends and data provided by the primary regulatory agencies of the Company.

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

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(2) Summary of Significant Accounting Policies, Continued

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

Property and Equipment. Land is stated at cost. Other property and equipment are stated at cost, less accumulated depreciation and amortization computed on the straight-line and accelerated methods over the estimated useful lives of the assets. These lives are summarized as follows:

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

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(2) Summary of Significant Accounting Policies, Continued

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

For purposes of pro forma disclosures, the estimated fair value is included in expense in the period vesting occurs. The following table illustrates the assumptions used in determining the grant-date fair value of options issued during the periods presented and the effect on net earnings as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation ($ in thousands, except per share amounts):

	Year Ended December 31,

	2005	2004	2003

Assumptions:
Weighted-average risk free interest rate	4.41%	4.27%	4.15%

Estimated option life (in years)	10	10	10

Dividend yield	—%	—%	—%

Estimated stock volatility	—	—	—

Weighted-average grant-date fair value of options issued during the year, per option	$4.97	$4.12	$3.36

Net income, as reported	$3,335	$2,041	$881
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effect	(380)	(600)	(532)

Proforma net income	$2,955	$1,441	$349

Basic income per share, as reported	$.74	$.63	$.28

Proforma basic income per share	$.65	$.44	$.11

Diluted income per share, as reported	$.72	$.61	$.27

Proforma diluted income per share	$.64	$.43	$.11

Earnings Per Share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by adding the dilutive effect of any unexercised stock options, using the treasury stock method to determine dilution.

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(2) Summary of Significant Accounting Policies, Continued

	Year Ended December 31,

	2005	2004	2003

Weighted-average common shares outstanding	4,512,372	3,258,687	3,170,513
Dilutive shares issuable under stock option plans	113,925	101,037	61,458

Weighted-average common shares on a diluted basis	4,626,297	3,359,724	3,231,971

Off-Balance-Sheet Credit-Related Instruments. In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, unused lines of credit, standby letters of credit and undisbursed construction loans in process. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income. The only component of other comprehensive income (loss) during the years ended December 31, 2005, 2004 and 2003 was the change in unrealized income or loss on securities available for sale, net of tax and a $5,000 reclassification adjustment in 2003 relating to the gain on sale securities available for sale.

Recent Pronouncements. In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. This SOP requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received. The SOP also prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. The SOP was effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP did not impact the Company’s financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised), Share-Based Payment (“SFAS No. 123(R)”). This Statement replaces SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), and supersedes Accounting Practice Bulletin (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). SFAS No. 123(R) clarifies and expands SFAS No. 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, accounting for non-substantive vesting provisions, and attributing compensation cost to reporting periods. Under the provisions of SFAS No. 123(R), the alternative to use APB No. 25’s intrinsic value method of accounting that was provided in SFAS No. 123, as originally issued, is eliminated. Effective January 1, 2006, the Company will begin expensing the fair value of unvested stock options and any future grants of stock options. Based on the amount of unvested stock options as of December 31, 2005, the Company will record compensation expense of approximately $275,000 and $245,000 in 2006 and 2007, respectively.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements An Amendment of APB Opinion No. 28. SFAS 154 changes the requirements for the accounting and reporting of a change

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(2) Summary of Significant Accounting Policies, Continued

in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Reclassification. Certain accounts and captions as presented in the 2004 and 2003 consolidated financial statements have been reclassified to conform to the classifications in the 2005 consolidated financial statements.

(3) Securities

Securities have been classified in accordance with management’s intent. The carrying amounts of securities and their approximate fair values are as follows (in thousands):

		Gross	Gross	Approximate
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

At December 31, 2005:

Available for Sale:
U.S. Agency securities	$15,963	$—	$(220)	$15,743
Mortgage-backed securities	151,231	18	(2,942)	148,307

	$167,194	$18	$(3,162)	$164,050

Held to Maturity —
Municipal bonds	$21,119	$3	$(731)	$20,391

At December 31, 2004:

Available for Sale:
U.S. Agency securities	$3,518	$1	$(7)	$3,512
Mortgage-backed securities	65,550	189	(611)	65,128

	$69,068	$190	$(618)	$68,640

There were no sales of securities available for sale during 2005. During 2004, one security was sold for $106,000 which was the carrying value at the time and no gain or loss was recognized. During 2003, one security was sold for $243,000 and a gross gain of $5,000 was recorded.

As of December 31, 2005 and 2004, securities with a carrying value of approximately $51.7 million and $24.3 million, respectively, were pledged as collateral for repurchase agreements with customers and to the State of Florida for public deposits.

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(3) Securities, Continued

Scheduled maturities of securities at December 31, 2005 are as follows (in thousands):

	Available for Sale		Held to Maturity

		Approximate		Approximate
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due after one year through five years	$500	$483	$—	$—
Due after five years through ten years	15,463	15,260	—	—
Due after ten years	—	—	21,119	20,391
Mortgage-backed securities	151,231	148,307	—	—

	$167,194	$164,050	$21,119	$20,391

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

Information pertaining to securities with gross unrealized losses at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows (in thousands):

	Less Than Twelve Months		Twelve Months or Over

	Gross	Approximate	Gross	Approximate
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value

Debt securities:

Available for Sale:
U.S. Agency securities	$17	$483	$203	$15,260
Mortgage-backed securities	1,720	107,632	1,222	36,962

Total available for sale securities	$1,737	$108,115	$1,425	$52,222

Held to maturities:
Municipal bonds	$731	$19,638	$—	$—

At December 31, 2005, the Company has 97 debt securities with unrealized losses. Management believes these unrealized losses relate to changes in interest rates and not credit quality. Management also believes the Company has the ability to hold these securities until maturity, or for the foreseeable future and therefore no declines are deemed to be other than temporary.

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(4) Loans

The components of loans are summarized as follows (in thousands):

	At December 31,

	2005	2004

Real estate — mortgage	$179,323	$133,257
Construction and land development	111,698	60,675
Commercial, financial and agricultural	69,266	44,720
Installment and consumer lines	5,349	5,998

Total loans	365,636	244,650
Allowance for loan losses	(4,580)	(3,077)
Deferred loan fees, net	(631)	(359)

Loans, net	$360,425	$241,214

An analysis of the changes in the allowance for loan losses follows (in thousands):

	Year Ended December 31,

	2005	2004	2003

Balance at beginning of year	$3,077	$2,526	$1,014
Provision for loan losses	1,540	617	784
Acquired in purchase transaction	—	—	887
Loan charge-offs, net of recoveries	(37)	(66)	(159)

Balance at end of year	$4,580	$3,077	$2,526

The following summarizes impaired loans (in thousands):

	At December 31,

	2005	2004

Impaired loans with a valuation allowance	$44	$83
Impaired loans without a valuation allowance	—	—
Less — valuation allowance on impaired loans	(4)	(5)

Total net impaired loans	$40	$78

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(4) Loans, Continued

The average net investment in impaired loans and interest income recognized and received on impaired loans (in thousands):

	Year Ended December 31,

	2005	2004	2003

Average net investment in impaired loans	$51	$349	$376

Interest income recognized on impaired loans	$1	$3	$—

Interest income received on impaired loans	$1	$3	$—

Nonaccrual and accruing loans past due 90 days or more follows (in thousands):

	At December 31,

	2005	2004

Nonaccrual loans	$44	$50
Accruing loans past due 90 days or more	—	44

Total	$44	$94

(5) Property and Equipment

The components of property and equipment, and the aggregate related accumulated depreciation and amortization are as follows (in thousands)

	At December 31,

	2005	2004

Land	$994	$994
Buildings	3,921	3,416
Land improvements	177	157
Leasehold improvements	1,649	1,054
Furniture and equipment	2,754	1,887
Construction in process	71	770

Total, at cost	9,566	8,278
Less accumulated depreciation and amortization	(2,039)	(1,415)

Total, net	$7,527	$6,863

Depreciation and amortization expense charged to income was approximately $694,000, $533,000 and $450,000 in 2005, 2004 and 2003, respectively.

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(6) Operating Leases

The Bank leases certain of its facilities and equipment under non-cancellable operating leases. These leases require monthly rent payments and common area maintenance charges and contain escalation clauses and renewal options. Amounts due under these leases after 2005 are as follows (in thousands):

Amount

2006	$902
2007	908
2008	878
2009	734
2010	736
Thereafter	3,165

Total	$7,323

The total charge to 2005, 2004 and 2003 income under these leases was approximately $782,000, $377,000 and $305,000, respectively.

(7) Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 is $184.0 million and $93.7 million at December 31, 2005 and 2004, respectively. At December 31, 2005, the scheduled maturities of time deposits are as follows (in thousands):

Maturing during the
Year Ending December 31,	Amount

2006	$110,912
2007	54,876
2008	76,826
2009	2,845
2010	100

$245,559

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(8) Borrowings

The Bank has sold securities to certain of its customers and correspondent Banks under agreements to repurchase. These borrowings are collateralized by those securities discussed in Note 3 to these consolidated financial statements. The following summarizes these borrowings ($ in thousands):

	At or For the Year Ended
	December 31,

	2005	2004

Balance at year-end	$31,884	$2,009
Average balance during the year	$6,707	$3,019
Interest expense during the year	$212	$25
Average interest rate during the year	3.16%	.83%

The Company also has unsecured federal funds purchased lines of credit with correspondent banks under which the Company could borrow up to $14.0 million. These lines are used for liquidity needs and generally are repaid within seven to fourteen days. The Company did not have any borrowings outstanding under these agreements at December 31, 2005. At December 31, 2004, the Company had $4.0 million outstanding at a rate of 2.63%.

(9) Income Taxes

The components of income taxes are as follows (in thousands):

	2005			2004			2003

	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total

Federal	$2,120	$(484)	$1,636	$1,284	$(187)	$1,097	$663	(177)	486
State	379	(86)	293	219	(31)	188	112	(30)	82

	$2,499	$(570)	$1,929	$1,503	$(218)	$1,285	$775	(207)	568

Deferred taxes represent the deferred tax effect attributable to the change in the cumulative differences between the book and tax bases of the Company’s assets and liabilities from the prior year.

The more significant temporary differences and the related deferred tax amounts are as follows (in thousands):

	At December 31,

	2005	2004

Loan loss reserve	$1,615	$1,035
Preopening and organizational costs	32	88
Unrealized loss on securities available for sale	1,183	162
Property and equipment basis difference	16	(5)
Core deposit intangible	(75)	(100)

Net deferred tax asset	$2,771	$1,180

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(9) Income Taxes, Continued

A reconciliation of the income tax expected at the 34% Federal income tax rate and the actual income tax follows ($ in thousands):

	Year Ended December 31,

	2005		2004		2003

	Amount	Percent	Amount	Percent	Amount	Percent

Computed “expected” income tax expense	$1,790	34.0%	$1,131	34.0%	$493	34.0%
State income taxes, net of federal income tax	195	3.7	124	3.6	51	3.5
Tax-exempt income, municipal bonds	(99)	(1.9)	—	—	(16)	(1.1)
Other	43	.8	30	1.0	40	2.8

	$1,929	36.6%	$1,285	38.6%	$568	39.2%

(10) Related Party Transactions

In the ordinary course of business, the Bank grants loans to and accepts deposits from principal shareholders, executive officers and directors and their affiliates. These are summarized as follows (in thousands):

	Year Ended December 31,

	2005	2004	2003

Loans:
Beginning balance	$20,287	$13,132	$10,697
Additions	5,841	7,955	2,580
Repayments	(7,362)	(800)	(145)

Ending balance	$18,766	$20,287	$13,132

Deposits at end of year	$48,437	$34,809	$17,134

(11) Off-Balance-Sheet Activities

The Company is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused lines of credit, standby letters of credit and undisbursed construction loans in process.

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

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(11) Off-Balance-Sheet Activities, Continued

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

Commitments to extend credit and standby letters of credit typically result in loans with a market interest rate when funded. A summary of the contractual amounts of the Company’s financial instruments with off-balance-sheet risk follows (in thousands):

	At December 31,

	2005	2004

Commitments to extend credit, including unused lines of credit	$66,177	$39,638

Standby letters of credit	$6,189	$2,530

Undisbursed construction loans in process	$66,222	$21,629

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

(13) Legal Contingencies

Various legal claims arise from time to time in the normal course of business. In the opinion of management, none have occurred as of December 31, 2005 that will have a material effect on the Company’s consolidated financial statements.

(14) Dividend Restrictions

Since the Company depends upon the Bank for cash flow, the Company’s ability to pay dividends is dependent upon the Bank’s cash and capital positions. The payment of dividends is subject to various restrictions set forth in the State

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(14) Dividend Restrictions, Continued

Banking Code. Such restrictions generally limit dividends to an amount not exceeding net income for the current and two preceding years, less any dividends paid during that period.

(15) Stock Option Plans

The Company has two stock option plans permitting the granting of stock options for up to 915,956 shares (after amendment in 2005) of the Company’s common stock to selected officers, employees and directors of the Company.

The maximum term of options granted is ten years. Options granted to employees vest over a five year period. Grants to directors vest immediately.

Activity in the plans follows:

	Year Ended		Year Ended		Year Ended
	December 31, 2005		December 31, 2004		December 31, 2003

	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
	Options	Price	Options	Price	Options	Price

Balance January 1	546,716	$11.41	335,992	$10.62	140,500	$10.00
Granted	230,374	$14.00	217,242	$12.53	10,000	$12.00
Issued to employees and directors of acquired bank	—	—	—	$—	185,492	$11.02
Exercised	(71,280)	$11.63	(6,518)	$7.82	—	$—
Forfeited	(5,000)	$7.82	—	$—	—	$—

Balance December 31	700,810	$12.27	546,716	$11.41	335,992	$10.62

At December 31, 2005, 132,348 options remain available for future grant under the plans. The weighted average remaining contractual life of all outstanding options at both December 31, 2005 and 2004 is approximately eight years.

The options outstanding at December 31, 2005 are exercisable as follows:

During the Year	Number of	Weighted-Average
Ending December 31,	Options	Exercise Price

Currently exercisable	466,046	$11.64
2006	65,866	12.69
2007	47,466	13.74
2008	47,166	13.76
2009	45,166	13.84
2010	29,100	14.00

	700,810	$12.27

Of those options currently exercisable, 167,238 are held by employees and 298,808 by directors.

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(16) Regulatory Matters

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and percentages of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. If such minimum amounts and percentages are met, the Company and the Bank are considered “adequately capitalized”. If the actual amounts exceed the requirements of “adequately capitalized”, and meet even more stringent minimum standards, they are considered “well capitalized”. Management believes as of December 31, 2005, the Company and the Bank meet all capital adequacy requirements to which they are subject.

The table below shows the total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios of the Company and the Bank at December 31, 2005 and 2004, and the minimum required amounts and percentages ($ in thousands).

					Minimum To Be Well
					Capitalized Under
			Minimum Capital		Prompt Corrective
	Actual		Requirement		Action Provisions

	Amount	%	Amount	%	Amount	%

As of December 31, 2005:

Total capital to Risk-Weighted assets:
Consolidated	$63,178	13.96%	$36,200	8.00%	$45,250	10.00%
Bank	$61,852	13.59%	$36,416	8.00%	$45,520	10.00%

Tier I Capital to Risk-Weighted Assets:
Consolidated	$58,598	12.95%	$18,100	4.00%	$27,150	6.00%
Bank	$57,272	12.58%	$18,208	4.00%	$27,312	6.00%

Tier I Capital to Average Assets:
Consolidated	$58,598	8.97%	$26,140	4.00%	$32,676	5.00%
Bank	$57,272	8.77%	$26,134	4.00%	$32,668	5.00%
(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(16) Regulatory Matters, Continued

					Minimum To Be Well
					Capitalized Under
			Minimum Capital		Prompt Corrective
	Actual		Requirement		Action Provisions

	Amount	%	Amount	%	Amount	%

As of December 31, 2004:

Total capital to Risk-Weighted assets:
Consolidated	$34,746	12.00%	$23,159	8.00%	$28,949	10.00%
Bank	$34,393	11.83%	$23,258	8.00%	$29,072	10.00%

Tier I Capital to Risk-Weighted Assets:
Consolidated	$31,669	10.94%	$11,580	4.00%	$17,369	6.00%
Bank	$31,316	10.77%	$11,629	4.00%	$17,443	6.00%

Tier I Capital to Average Assets:
Consolidated	$31,669	8.12%	$15,592	4.00%	$19,490	5.00%
Bank	$31,316	8.04%	$15,586	4.00%	$19,482	5.00%

(17) Private Placement Offering

On March 2, 2005, the Company sold 1,537,222 shares of its common stock in a private placement transaction at $14.00 per share. The Company raised $21.5 million after deducting related offering costs.

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

Securities. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(18) Fair Value of Financial Instruments, Continued

real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

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

Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

The estimated fair values of the Company’s financial instruments are as follows (in thousands):

	At December 31, 2005		At December 31, 2004

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets:
Cash and cash equivalents	$147,723	$147,723	$85,971	$85,971
Securities available for sale	164,050	164,050	68,640	68,640
Securities held to maturity	21,119	20,391	—	—
Net loans	360,425	357,643	241,185	240,403

Financial liabilities:
Demand and savings deposits	370,977	370,977	219,223	219,223
Time deposits	245,559	245,475	146,419	148,473
Borrowings	31,884	31,884	6,009	6,009
Off-balance sheet instruments	—	—	—	—

Nonfinancial instruments typically not recognized in the consolidated financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, customer goodwill, and similar items.

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(19) Other Noninterest Expense

The components of other noninterest expense were as follows (in thousands):

	Year Ended December 31,

	2005	2004	2003

Data processing	$922	$566	$494
Marketing and business development	388	369	192
Professional fees	297	233	315
Telephone	215	169	153
Other	1,306	1,093	963

	$3,128	$2,430	$2,117

(20) Holding Company-Only Condensed Financial Statements

The condensed financial statements of the Holding Company are as follows (in thousands):

Condensed Balance Sheets

	At December 31,

	2005	2004

Cash	$1,242	$218
Investment in bank subsidiary	55,311	32,320
Goodwill	950	950
Core deposit intangible, net	200	267
Other assets	134	97

Total assets	$57,837	$33,852

Other liabilities	$50	$62
Shareholders’ equity	57,787	33,790

Total liabilities and shareholders’ equity	$57,837	$33,852

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(20) Holding Company-Only Condensed Financial Statements, Continued

Condensed Statements of Income

	Year Ended December 31,

	2005	2004	2003

Professional fees	$70	$86	$186
Amortization of core deposit intangible	67	66	66
Other expenses	103	44	28

Total expenses	240	196	280
Income tax benefit	(90)	(74)	(114)

Loss before equity in Bank’s earnings	(150)	(122)	(166)
Equity in Bank’s earnings	3,485	2,163	1,047

Net income	$3,335	$2,041	$881

Condensed Statements of Cash Flows

	Year Ended December 31,

	2005	2004	2003

Cash flows from operating activities:
Loss before equity in Bank’s earnings	$(150)	$(122)	$(166)
Deferred income tax benefit	(90)	(13)	(114)
Amortization of core deposit intangible	67	66	66
Tax benefit from stock options exercised	49	—	(84)
Change in other assets	53	(13)	(4)
Change in other liabilities	(12)	(130)	130

Net cash used in operating activities	(83)	(212)	(172)

Cash flows from investment activity —
Additional investment in Bank	(21,200)	—	(1,700)

Cash flow from financing activity —
Net proceeds from sale of common stock	22,307	51	2,250

Net increase (decrease) in cash	1,024	(161)	378
Cash balance at beginning of year	218	379	1

Cash balance at end of year	$1,242	$218	$379

Noncash transaction —
Accumulated other comprehensive income (loss), change in unrealized loss on securities available for sale, net of tax	$(1,694)	$22	$(676)