Form 10-K, Exhibit 13
period 2006-12-31
UNITED HERITAGE BANKSHARES OF FLORIDA INC
filed 2007-03-30
CIK 1230299

Exhibit 13.1
Financial Statements of United Heritage Bankshares of Florida, Inc. and Subsidiary

Report of Independent Registered Public Accounting Firm
United Heritage Bankshares of Florida, Inc.
Orlando, Florida
     We have audited the accompanying consolidated balance sheet of United Heritage Bankshares of Florida, Inc. and Subsidiary (the “Company”) at December 31, 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U. S. generally accepted accounting principles.
     As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment.
HACKER, JOHNSON & SMITH PA
Orlando, Florida
March 6, 2007

Report Of Independent Registered Public Accounting Firm
Shareholders
United Heritage Bankshares of Florida, Inc.
Orlando, Florida
     We have audited the accompanying consolidated balance sheet of United Heritage Bankshares of Florida, Inc. and Subsidiary as of December 31, 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Heritage Bankshares of Florida, Inc. and its Subsidiary as of December 31, 2005, and the results of their operations and their cash flows for each of the two years ended December 31, 2005, in conformity with U. S. generally accepted accounting principles.
OSBURN, HENNING AND COMPANY
Orlando, Florida
March 7, 2006

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Consolidated Balance Sheets
($ in thousands, except per share amounts)

	At December 31,
	2006	2005
Assets
Cash and due from banks	$11,238	$21,604
Federal funds sold	71,334	126,119

Total cash and cash equivalents	82,572	147,723

Securities available for sale	152,301	164,050
Securities held to maturity	51,125	21,119
Loans, net of allowance for loan losses of $5,557 and $4,580	439,085	360,425
Accrued interest receivable	3,444	2,599
Property and equipment, net	10,754	7,527
Net deferred tax asset	2,891	2,771
Goodwill	950	950
Core deposit intangible, net	133	200
Bank-owned life insurance	6,047	—
Other assets	1,537	530

Total assets	$750,839	$707,894

Liabilities and Shareholders’ Equity

Liabilities:
Deposits:
Noninterest-bearing demand deposits	$103,169	$98,082
Savings, NOW and money-market deposits	227,103	272,895
Time deposits	327,511	245,559

Total deposits	657,783	616,536

Borrowings	22,503	31,884
Other liabilities	1,580	1,687

Total liabilities	681,866	650,107

Commitments and contingencies (Notes 6, 11 and 13)

Shareholders’ equity:
Common stock, $.01 par value, 20 million shares authorized, 5,033,741 and 4,871,908 shares issued and outstanding	50	49
Additional paid-in capital	57,606	54,361
Retained earnings	12,682	5,338
Accumulated other comprehensive loss	(1,365)	(1,961)

Total shareholders’ equity	68,973	57,787

Total liabilities and shareholders’ equity	$750,839	$707,894

See notes to consolidated financial statements.

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Consolidated Statements of Income
(In thousands, except per share amounts)

	Year Ended December 31,
	2006	2005	2004
Interest income:
Loans	$33,504	$21,070	$14,202
Securities	7,987	4,849	1,633
Other	4,396	3,363	820

Total interest income	45,887	29,282	16,655

Interest expense:
Deposits	20,128	11,993	5,888
Borrowings	1,086	213	25

Total interest expense	21,214	12,206	5,913

Net interest income	24,673	17,076	10,742

Provision for loan losses	974	1,540	617

Net interest income after provision for loan losses	23,699	15,536	10,125

Noninterest income:
Service charges and fees on deposit accounts	760	581	409
Other	326	220	138

Total noninterest income	1,086	801	547

Noninterest expense:
Salaries and employee benefits	7,025	5,764	3,505
Occupancy and equipment	2,742	2,181	1,411
Other	3,722	3,128	2,430

Total noninterest expense	13,489	11,073	7,346

Income before income taxes	11,296	5,264	3,326

Income taxes	3,952	1,929	1,285

Net income	$7,344	$3,335	$2,041

Earnings per share:
Basic	$1.49	$.74	$.63

Diluted	$1.39	$.72	$.61

See notes to consolidated financial statements.

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Consolidated Statements of Shareholders’ Equity
Years Ended December 31, 2006, 2005 and 2004
($ in thousands)

					Accumulated
				Retained	Other
	Common Stock		Additional	Earnings	Compre-	Total
	Number of	Par	Paid-In	(Accumulated	hensive	Shareholders’
	Shares	Value	Capital	Deficit)	Loss	Equity
Balance at December 31, 2003	3,256,888	$33	$31,970	$(38)	$(289)	$31,676

Comprehensive income:
Net income	—	—	—	2,041	—	2,041

Other comprehensive income-
Change in unrealized loss on securities available for sale, net of tax	—	—	—	—	22	22

Total comprehensive income						2,063

Proceeds from stock options exercised	6,518	—	51	—	—	51

Balance at December 31, 2004	3,263,406	33	32,021	2,003	(267)	33,790

Comprehensive income:
Net income	—	—	—	3,335	—	3,335

Other comprehensive income:
Change in unrealized loss on securities available for sale, net of tax	—	—	—	—	(1,694)	(1,694)

Total comprehensive income						1,641

Net proceeds from the sale of common stock under a private placement offering	1,537,222	15	21,463	—	—	21,478

Proceeds from stock options exercised	71,280	1	828	—	—	829

Tax benefit from stock options exercised	—	—	49	—	—	49

Balance at December 31, 2005	4,871,908	49	54,361	5,338	(1,961)	57,787

Comprehensive income:
Net income	—	—	—	7,344	—	7,344

Other comprehensive income:
Change in unrealized loss on securities available for sale, net of tax	—	—	—	—	596	596

Total comprehensive income						7,940

Share-based compensation	—	—	285	—	—	285

Proceeds from stock options exercised	161,833	1	2,051	—	—	2,052

Tax benefit from stock options exercised	—	—	909	—	—	909

Balance at December 31, 2006	5,033,741	$50	$57,606	$12,682	$(1,365)	$68,973

See notes to consolidated financial statements.

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	$7,344	$3,335	$2,041
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income tax benefit	(479)	(570)	(218)
Provision for loan losses	974	1,540	617
Income from Bank-owned life insurance	(47)	—	—
Depreciation and amortization of property and equipment 870		694	533
Amortization of core deposit intangible	67	67	66
Net amortization of premiums and discounts on securities (311)		743	654
Tax benefit from stock options exercised	—	49	—
Share-based compensation	285	—	—
Net change in year-end balances of:
Accrued interest receivable and other assets	(1,852)	(1,747)	(195)
Other liabilities	(107)	662	123

Net cash provided by operating activities	6,744	4,773	3,621

Cash flows from investing activities:
Purchases of securities available for sale	(21,687)	(123,480)	(31,121)
Sales of securities available for sale	—	—	106
Maturities and principal collections on securities available for sale	34,712	24,614	18,117
Purchases of securities held to maturity	(30,016)	(21,122)	—
Net funding of loans	(79,634)	(120,751)	(43,351)
Purchase of property and equipment	(4,097)	(1,358)	(1,986)
Purchase of Bank-owned life insurance	(6,000)	—	—

Net cash used in investing activities	(106,722)	(242,097)	(58,235)

Cash flows from financing activities:
Net increase in deposits	41,247	250,894	79,070
Net (decrease) increase in borrowings	(9,381)	25,875	835
Net proceeds from sale of common stock	2,052	22,307	51
Tax benefit from stock options exercised	909	—	—

Net cash provided by financing activities	34,827	299,076	79,956

Net (decrease) increase in cash and cash equivalents	(65,151)	61,752	25,342

Cash and cash equivalents at beginning of year	147,723	85,971	60,629

Cash and cash equivalents at end of year	$82,572	$147,723	$85,971

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$20,991	$12,045	$5,498

Income taxes	$4,628	$2,250	$1,524

Noncash transaction:
Accumulated other comprehensive loss, net change in unrealized loss on securities available for sale, net of tax	$596	$(1,694)	$22

See notes to consolidated financial statements.

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
At December 31, 2006 and 2005 and for Each of the Three Years
in the Period Ended December 31, 2006
(1) Organizational Background and Consolidation Policy
United Heritage Bankshares of Florida, Inc. formerly known as United Community Bankshares of Florida, Inc. (the “Holding Company”) owns 100% of the common stock of United Heritage Bank (the “Bank”) (together, the “Company”), a full service, FDIC-insured commercial-banking institution. The Company provides a variety of financial services to individuals and commercial customers through its eleven banking offices located in Orange and Seminole Counties, Florida.
The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany transactions have been eliminated in consolidation.
(2) Summary of Significant Accounting Policies
Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.
Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and demand balances due from banks, interest-bearing deposits in other banks and federal funds sold, all of which mature within ninety days.
The Bank is required under Federal Reserve Board regulations to maintain reserves, generally consisting of cash or noninterest-earning accounts, against its transaction deposit accounts. At December 31, 2006 and 2005, balances maintained as reserves were approximately $666,000 and $680,000, respectively. During 2005, the Company began participating in a deposit reclassification program that allowed the Company to reclassify certain transaction deposit accounts to nontransaction accounts for Federal Reserve reporting requirements. This program allowed the Company to reclassify approximately $113.1 million of transaction accounts for the reporting period that included December 31, 2005.
Securities. The Company may classify its securities as either trading, held to maturity or available for sale. Trading securities are held principally for resale in the near term and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and reported in other comprehensive loss. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.
(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(2) Summary of Significant Accounting Policies, Continued
Securities, Continued. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
Loans. Loans that management has the intent and the Company has the ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.
Commitment and loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.
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
The Company assesses its loan portfolio routinely through its credit administration function. The Company, as part of its ongoing risk management, assigns a risk grade to each loan within the portfolio. The risk grades fall into eight categories based on certain variables, included but not limited to, collateral, loan performance, and financial trends of the borrower. The Company establishes an allowance allocation based upon the assigned risk grade.
In addition the Company establishes an aggregate allowance for loan loss threshold based upon the entire portfolio. The amount of the established provision in excess of the allocation based upon risk grade is considered a secondary reserve to mitigate the concentrations that may exist in the portfolio from time to time. These concentrations include both geographic and collateral.
The Company uses various criteria in determining the aggregate allowance including peer group comparison, local economic trends and data provided by the primary regulatory agencies of the Company.
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
A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for real estate – mortgage, construction and land development, commercial, financial and agricultural loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.
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
(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(2) Summary of Significant Accounting Policies, Continued
Goodwill and Intangible Assets. The Company tests goodwill for impairment annually. The test requires us to determine the fair value of our reporting unit and compare the reporting unit’s fair value to its carrying value. The fair value of the reporting unit is estimated using management valuation models. While management believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates. These fair value estimates require a significant amount of judgment. Changes in management’s valuation of its reporting unit may affect future earnings through the recognition of a goodwill impairment charge. At December 31, 2006, (the goodwill impairment testing date) the fair value of our reporting unit was greater than its carrying value. Therefore, goodwill was not impaired. If the fair value of the reporting unit declines below the carrying amount, the Company would have to perform the second step of the impairment test. This step requires the Company to fair value all assets (recognized and unrecognized) and liabilities in a manner similar to purchase price allocation.
The Company reviews core deposit and other intangible assets for possible impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable.
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
(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(2) Summary of Significant Accounting Policies, Continued
Stock Option Plans. The Company has two stock option plans permitting the granting of stock options to acquire shares of Company common stock to selected officers, employees and directors of the Company.
Prior to January 1, 2006, the Company’s stock option plans were accounted for under the recognition and measurement provisions of APB Opinion No. 25 (Opinion 25), Accounting for Stock Issued to Employees, and related Interpretations, as permitted by Financial Accounting Standards Board (“FASB”) Statement No. 123, Accounting for Stock-Based Compensation (as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure) (collectively SFAS 123). No stock-based employee compensation cost was recognized in the Company’s statements of income through December 31, 2005, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment (SFAS 123R), using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value calculated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The Company recognizes share-based compensation expense in salaries and employee benefits in the accompanying consolidated statements of income on a straight-line basis over the vesting period.
In addition, prior to the adoption of SFAS 123(R), the tax benefits of stock options exercised were classified as operating cash flows. Since the adoption of SFAS 123(R), tax benefits resulting from tax deductions in excess of the compensation cost recognized for options are classified as financing cash flows. As the Company adopted the modified-prospective-transition method, the prior period condensed consolidated cash flow statement was not adjusted to reflect current period presentation.
Earnings Per Share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by adding the dilutive effect of any unexercised stock options, using the treasury stock method to determine dilution.

	Year Ended December 31,
	2006	2005	2004
Weighted-average common shares outstanding	4,929,840	4,512,372	3,258,687
Dilutive shares issuable under stock option plans	367,822	113,925	101,037

Weighted-average common shares on a diluted basis	5,297,662	4,626,297	3,359,724

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
Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income. The only component of other comprehensive loss during the years ended December 31, 2006, 2005 and 2004 was the change in unrealized loss on securities available for sale, net of tax.
Advertising. Media advertising costs are expensed as incurred.
Recent Pronouncements. In September, 2006, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, (SFAS 158) which requires the recognition of a plan’s over-funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated Other Comprehensive Loss (OCI). SFAS 158 requires the determination of the fair values of a plan’s assets at a company’s year-end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of Accumulated OCI. This statement was effective December 31, 2006 and did not have any impact on the Company’s consolidated results of operations and financial condition.
In September, 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. SAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Company’s consolidated financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. The adoption of SFAS No. 157 is not expected to have a material impact on the Company’s consolidated results of operations and financial condition.
(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(2) Summary of Significant Accounting Policies, Continued
Recent Pronouncements, Continued. In September, 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 expresses the SEC Staff’s views regarding the process of quantifying financial statement misstatements. SAB 108 states that in evaluating the materiality of financial statement misstatements a corporation must quantify the impact of correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ended after November 15, 2006. Under certain circumstances, prior year financial statements will not have to be restated and the effects of initially applying SAB 108 on prior years will be recorded as a cumulative effect adjustment to beginning retained earnings on January 1, 2006, with disclosure of the items included in the cumulative effect. The adoption of SAB 108 did not have any impact on the Company’s consolidated results of operations and financial condition.
In July, 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Company adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have any impact on the Company’s consolidated results of operations and financial condition.
In March, 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 133 and 140” (SFAS 156), which permits, but does not require, an entity to account for one or more classes of servicing rights (i.e., mortgage servicing rights) at fair value, with the changes in fair value recorded in the consolidated statement of earnings. This statement is effective as of January 1, 2007 and did not have any impact on the Company’s consolidated results of operations and financial condition.
In February, 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS 133. The statement was effective January 1, 2007, and did not have any impact on the Company’s consolidated results of operations and financial condition.
Reclassification. Certain accounts and captions as presented in the 2005 and 2004 consolidated financial statements have been reclassified to conform to the classifications in the 2006 consolidated financial statements.
(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(3) Securities
Securities have been classified in accordance with management’s intent. The carrying amounts of securities and their approximate fair values are as follows (in thousands):

		Gross	Gross	Approximate
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
At December 31, 2006:
Available for Sale:
U. S. Agency securities	$17,797	$3	$(43)	$17,757
Mortgage-backed securities	136,693	319	(2,468)	134,544

	$154,490	$322	$(2,511)	$152,301

Held to Maturity:
Municipal bonds	$51,125	$67	$(314)	$50,878

At December 31, 2005:
Available for Sale:
U. S. Agency securities	$15,963	$—	$(220)	$15,743
Mortgage-backed securities	151,231	18	(2,942)	148,307

	$167,194	$18	$(3,162)	$164,050

Held to Maturity:
Municipal bonds	$21,119	$3	$(731)	$20,391

There were no sales of securities available for sale during 2006 or 2005. During 2004, one security was sold for $106,000 which was the carrying value at the time and no gain or loss was recognized.
As of December 31, 2006 and 2005, securities with a carrying value of approximately $50.8 million and $51.7 million, respectively, were pledged as collateral for repurchase agreements with customers and a correspondent bank, and to the State of Florida for public deposits.
Scheduled maturities of securities at December 31, 2006 are as follows (in thousands):

	Available for Sale		Held to Maturity
		Approximate		Approximate
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Due after one year through five years	$500	$488	$—	$—
Due after five years through ten years	17,297	17,269	98	100
Due after ten years	—	—	51,027	50,778
Mortgage-backed securities	136,693	134,544	—	—

	$154,490	$152,301	$51,125	$50,878

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.
(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(3) Securities, Continued
Information pertaining to securities with gross unrealized losses at December 31, 2006, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows (in thousands):

	Less Than Twelve Months		Twelve Months or Over
	Gross	Approximate	Gross	Approximate
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
Debt securities:
Available for Sale:
U. S. Agency securities	$—	$—	$(43)	$15,645
Mortgage-backed securities	(16)	2,616	(2,452)	112,807

Total available for sale securities	$(16)	$2,616	$(2,495)	$128,452

Held to maturities:
Municipal bonds	$(149)	$19,555	$(165)	$15,586

At December 31, 2006, the Company has 135 debt securities with unrealized losses. Management believes these unrealized losses relate to changes in interest rates and not credit quality. Management also believes the Company has the ability to hold these securities until maturity, or for the foreseeable future and therefore no declines are deemed to be other than temporary.
(4) Loans
The components of loans are summarized as follows (in thousands):

	At December 31,
	2006	2005
Real estate — mortgage	$212,378	$179,323
Construction and land development	146,297	111,698
Commercial, financial and agricultural	79,462	69,266
Installment and consumer lines	7,157	5,349

Total loans	445,294	365,636

Allowance for loan losses	(5,557)	(4,580)
Deferred loan fees, net	(652)	(631)

Loans, net	$439,085	$360,425

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(4) Loans, Continued
An analysis of the changes in the allowance for loan losses follows (in thousands):

	Year Ended December 31,
	2006	2005	2004
Balance at beginning of year	$4,580	$3,077	$2,526

Provision for loan losses	974	1,540	617
Net loan recoveries (charge-offs)	3	(37)	(66)

Balance at end of year	$5,557	$4,580	$3,077

The following summarizes impaired loans (in thousands):

	At December 31,
	2006	2005
Impaired loans with a valuation allowance	$49	$44
Impaired loans without a valuation allowance	—	—
Less — valuation allowance on impaired loans	(6)	(4)

Total net impaired loans	$43	$40

The average net investment in impaired loans and interest income recognized and received on impaired loans (in thousands):

	Year Ended December 31,
	2006	2005	2004
Average net investment in impaired loans	$49	$51	$349

Interest income recognized on impaired loans	$1	$1	$3

Interest income received on impaired loans	$1	$1	$3

Nonaccrual and accruing loans past due 90 days or more follows (in thousands):

	At December 31,
	2006	2005
Nonaccrual loans	$49	$44
Accruing loans past due 90 days or more	—	—

Total	$49	$44

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(5) Property and Equipment
The components of property and equipment, and the aggregate related accumulated depreciation and amortization are as follows (in thousands):

	At December 31,
	2006	2005
Land	$2,863	$994
Buildings	5,512	3,921
Land improvements	177	177
Leasehold improvements	1,649	1,649
Furniture and equipment	3,452	2,754
Construction in process	1	71

Total, at cost	13,654	9,566

Less accumulated depreciation and amortization	(2,900)	(2,039)

Total, net	$10,754	$7,527

Depreciation and amortization expense charged to income was approximately $870,000, $694,000 and $533,000 in 2006, 2005 and 2004, respectively.
(6) Operating Leases
The Bank leases certain of its facilities and equipment under noncancellable operating leases. These leases require monthly rent payments and common area maintenance charges and contain escalation clauses and renewal options. Amounts due under these leases after 2006 are as follows (in thousands):

Year Ended December 31,	Amount
2007	$1,260
2008	1,248
2009	1,175
2010	1,190
2011	1,140
Thereafter	12,898

Total	$18,911

The total charge to 2006, 2005 and 2004 income under these leases was $997,000, $782,000 and $377,000, respectively.
(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(7) Deposits
The aggregate amount of time deposits with a minimum denomination of $100,000 is $248.5 million and $184.0 million at December 31, 2006 and 2005, respectively. At December 31, 2006, the scheduled maturities of time deposits are as follows (in thousands):

Maturing During the
Year Ending December 31,	Amount
2007	$245,764
2008	72,704
2009	8,713
2010	100
2011	230

$327,511

(8) Borrowings
The Bank has sold securities under agreements to repurchase to certain of its customers and a correspondent bank. These borrowings are collateralized by those securities discussed in Note 3 to these consolidated financial statements. The following summarizes these borrowings ($ in thousands):

	At or For the Year Ended
	December 31,
	2006	2005
Balance at year-end	$22,503	$31,884
Average balance during the year	$24,785	$6,707
Interest expense during the year	$1,085	$212
Average interest rate during the year	4.38%	3.16%
     The Company also has unsecured federal funds purchased lines of credit with correspondent banks under which the Company could borrow up to $14.0 million. These lines are used for liquidity needs and generally are repaid within seven to fourteen days. There were no borrowings outstanding under these agreements at December 31, 2006 or 2005.
(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(9) Income Taxes
     The components of income taxes are as follows (in thousands):

	2006			2005			2004
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
Federal	$3,717	$(402)	$3,315	$2,120	$(484)	$1,636	$1,284	$(187)	$1,097
State	714	(77)	637	379	(86)	293	219	(31)	188

	$4,431	$(479)	$3,952	$2,499	$(570)	$1,929	$1,503	$(218)	$1,285

Deferred taxes represent the deferred tax effect attributable to the change in the cumulative differences between the book and tax bases of the Company’s assets and liabilities from the prior year.
The more significant temporary differences and the related deferred tax amounts are as follows (in thousands):

	At December 31,
	2006	2005
Allowance for loan losses	$2,006	$1,615
Deferred compensation	16	—
Pre-opening and organizational costs	12	32
Unrealized loss on securities available for sale	824	1,183
Property and equipment basis difference	83	16
Core deposit intangible	(50)	(75)

Net deferred tax asset	$2,891	$2,771

A reconciliation of income taxes expected at the 34% Federal income tax rate and the actual income tax follows ($ in thousands):

	Year Ended December 31,
	2006		2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent
Computed “expected” income taxes	$3,841	34.0%	$1,790	34.0%	$1,131	34.0%
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal income tax	400	3.5	195	3.7	124	3.6
Tax-exempt income, municipal bonds	(427)	(3.7)	(99)	(1.9)	—	—
Share-based compensation	97	.9	—	—	—	—
Other	41	.3	43	.8	30	1.0

	$3,952	35.0%	$1,929	36.6%	$1,285	38.6%

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(10) Related Party Transactions
In the ordinary course of business, the Bank grants loans to and accepts deposits from principal shareholders, executive officers and directors and their affiliates. These are summarized as follows (in thousands):

	Year Ended December 31,
	2006	2005	2004
Loans:
Beginning balance	$18,766	$20,287	$13,132
Additions	3,908	5,841	7,955
Repayments	(3,413)	(7,362)	(800)

Ending balance	$19,261	$18,766	$20,287

Deposits at end of year	$21,866	$48,437	$34,809

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
(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(11) Off-Balance-Sheet Activities, Continued
Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support third-party borrowing arrangements and generally have expiration dates within one year of issuance. The credit risk and related collateral requirements involved in issuing letters of credit are essentially the same as that involved in extending loans to customers. The Company generally holds collateral supporting these commitments and at December 31, 2006 such collateral amounted to $5.9 million.
Commitments to extend credit and standby letters of credit typically result in loans with a market interest rate when funded. A summary of the contractual amounts of the Company’s financial instruments with off-balance-sheet risk follows (in thousands):

	At December 31,
	2006	2005
Commitments to extend credit, including unused lines of credit	$85,155	$66,177

Standby letters of credit	$7,807	$6,189

Undisbursed construction loans in process	$75,096	$66,222

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
(12) Significant Group Concentration of Credit Risk
The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Orange and Seminole Counties area. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy of the Orange and Seminole Counties area. The Company does not engage in activities whereby a portion of the loan portfolio is acquired, originated or derived from any one source which could result in a concentration of a specific product or market segment.
(13) Legal Contingencies
Various legal claims arise from time to time in the normal course of business. In the opinion of management, none have occurred as of December 31, 2006 that will have a material effect on the Company’s consolidated financial statements.
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
The maximum term of options granted is ten years. Options granted to officers and employees vest over a five year period. Grants to directors vest immediately.
Activity in the plans follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
				(000)
Outstanding at December 31, 2003	335,992	$10.62
Granted	217,242	$12.53
Exercised	(6,518)	$7.82

Outstanding at December 31, 2004	546,716	$11.41
Granted	230,374	$14.00
Exercised	(71,280)	$11.63
Forfeited	(5,000)	$7.82

Outstanding at December 31, 2005	700,810	$12.22
Granted	21,200	$15.03
Exercised	(161,833)	$12.68

Outstanding at December 31, 2006	560,177	$12.20	6.9 years	$15,713

Exercisable at December 31, 2006	408,419	$11.56	7.1 years	$11,718

The effect of implementing SFAS 123(R) on the 2006 consolidated financial statements was to reduce income before income taxes and net income by $285,000, and basic and diluted earnings per share by $.06 and $.05, respectively. Cash provided by operating activities was not impacted.
The total intrinsic value of options exercised during the year ended December 31, 2006 was $2,416,000 with a tax benefit relating to such exercised options of $909,000. At December 31, 2006, there was approximately $708,000 of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the plans. The cost is expected to be recognized over a weighted-average period of 38 months. The total fair value of options vesting and recognized as compensation expense during 2006 was $285,000. There was no income tax benefit recognized in connection with 2006 share-based compensation since the only options vesting were incentive stock options, the expense of which is not deductible for income tax purposes.
(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(15) Stock Option Plans, Continued
The fair value of each option granted for the years ended December 31, 2006 and 2005 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	2006	2005	2004
Risk-free interest rate	4.45%	4.41%	4.27%
Expected dividend yield	—%	—%	—%
Expected stock volatility	14.6%	—%	—%
Expected life in years	7.5	10.0	10.0

Per share weighted average grant-date fair value of options issued during the year	$4.82	$4.97	$4.12

As part of its adoption of SFAS 123R, the Company examined its historical pattern of option exercises in an effort to determine if there were any pattern based on certain employee populations. No patterns were evident in this analysis and, accordingly, the Company has used the guidance in Staff Accounting Bulletin No. 107 to determine the estimated life of options issued subsequent to the adoption of SFAS 123R. Expected volatility is based on volatility factors obtained from an industry-specific index. The risk-free interest rate is based on U. S. Treasury notes in effect at the time of grant. The dividend yield assumption is based on the Company’s history and expectation of dividend payments.
The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company’s stock option plan for the years ended December 31, 2005 and 2004. For purposes of this pro forma disclosure, the value of the options is estimated using the Black-Scholes option-pricing model and is being amortized to expense over the options’ vesting periods (in thousands, except per share data).

	Year Ended
	December 31,
	2005	2004
Net income, as reported	$3,335	$2,041
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(380)	(600)

Pro forma net income	$2,955	$1,441

Basic earnings per share:
As reported	$.74	$.63

Pro forma	$.65	$.44

Diluted earnings per share:
As reported	$.72	$.61

Pro forma	$.64	$.43

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(16) Regulatory Matters
The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the regulatory authorities. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and percentages of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. If such minimum amounts and percentages are met, the Company and the Bank are considered “adequately capitalized”. If the actual amounts exceed the requirements of “adequately capitalized”, and meet even more stringent minimum standards, they are considered “well capitalized”. Management believes as of December 31, 2006, the Company and the Bank meet all capital adequacy requirements to which they are subject.
The table below shows the total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios of the Company and the Bank at December 31, 2006 and 2005, and the minimum required amounts and percentages ($ in thousands).

					Minimum
					To Be Well
					Capitalized Under
			Minimum Capital		Prompt Corrective
	Actual		Requirement		Action Provisions
	Amount	%	Amount	%	Amount	%
As of December 31, 2006:
Total capital to Risk- Weighted assets:
Consolidated	$74,812	13.65%	$43,854	8.00%	$—	N/A
Bank	$70,848	12.95%	$43,775	8.00%	$54,719	10.00%

Tier I Capital to Risk- Weighted Assets:
Consolidated	$69,255	12.63%	$21,927	4.00%	$—	N/A
Bank	$65,291	11.93%	$21,888	4.00%	$32,831	6.00%

Tier I Capital to Average Assets:
Consolidated	$69,255	9.50%	$29,156	4.00%	$—	N/A
Bank	$65,291	8.96%	$29,133	4.00%	$36,416	5.00%
(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(16) Regulatory Matters, Continued

					Minimum
					To Be Well
					Capitalized Under
			Minimum Capital		Prompt Corrective
	Actual		Requirement		Action Provisions
	Amount	%	Amount	%	Amount	%
As of December 31, 2005:
Total capital to Risk- Weighted assets:
Consolidated	$63,178	13.96%	$36,200	8.00%	$—	N/A
Bank	$61,852	13.59%	$36,416	8.00%	$45,520	10.00%

Tier I Capital to Risk- Weighted Assets:
Consolidated	$58,598	12.95%	$18,100	4.00%	$—	N/A
Bank	$57,272	12.58%	$18,208	4.00%	$27,312	6.00%

Tier I Capital to Average Assets:
Consolidated	$58,598	8.97%	$26,140	4.00%	$—	N/A
Bank	$57,272	8.77%	$26,134	4.00%	$32,668	5.00%
(17) Fair Value of Financial Instruments
The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Since certain financial instruments and all nonfinancial instruments are excluded from disclosure requirements, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:
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
(17) Fair Value of Financial Instruments, Continued
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
The estimated fair values of the Company’s financial instruments are as follows (in thousands):

	At December 31, 2006		At December 31, 2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets:
Cash and cash equivalents	$82,572	$82,572	$147,723	$147,723
Securities available for sale	152,301	152,301	164,050	164,050
Securities held to maturity	51,125	50,878	21,119	20,391
Net loans	439,085	436,598	360,425	357,643
Accrued interest receivable	3,444	3,444	2,599	2,599

Financial liabilities:
Demand and savings deposits	330,272	330,272	370,977	370,977
Time deposits	327,511	328,205	245,559	245,475
Borrowings	22,503	22,503	31,884	31,884

Off-balance-sheet instruments	—	—	—	—
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
(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(18) Other Noninterest Expense
The components of other noninterest expense were as follows (in thousands):

	Year Ended December 31,
	2006	2005	2004
Data processing	$1,108	$922	$566
Marketing and business development	486	388	369
Professional fees	288	297	233
Telephone	302	215	169
Other	1,538	1,306	1,093

	$3,722	$3,128	$2,430

(19) Holding Company-Only Condensed Financial Statements
The condensed financial statements of the Holding Company are as follows (in thousands):
Condensed Balance Sheets

	At December 31,
	2006	2005
Cash	$3,045	$1,242
Investment in bank subsidiary	64,642	55,311
Goodwill	950	950
Core deposit intangible, net	133	200
Other assets	253	134

Total assets	$69,023	$57,837

Other liabilities	$50	$50
Shareholders’ equity	68,973	57,787

Total liabilities and shareholders’ equity	$69,023	$57,837

(continued)

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(19) Holding Company-Only Condensed Financial Statements, Continued
Condensed Statements of Income

	Year Ended December 31,
	2006	2005	2004
Professional fees	$72	$70	$86
Amortization of core deposit intangible	67	67	66
Director fees	87	—	—
Other expenses	90	103	44

Total expenses	316	240	196

Income tax benefit	(119)	(90)	(74)

Loss before equity in Bank’s earnings	(197)	(150)	(122)

Equity in Bank’s earnings	7,541	3,485	2,163

Net income	$7,344	$3,335	$2,041

Condensed Statements of Cash Flows

	Year Ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Loss before equity in Bank’s earnings	$(197)	$(150)	$(122)
Deferred income tax benefit	(119)	(90)	(13)
Amortization of core deposit intangible	67	67	66
Change in other assets	—	102	(13)
Change in other liabilities	—	(12)	(130)

Net cash used in operating activities	(249)	(83)	(212)

Cash flows from investment activities:
Additional investment in Bank	—	(21,200)	—

Cash flow from financing activities:
Net proceeds from sale of common stock	—	21,478	—
Proceeds from stock options exercised	2,052	829	51

Net cash provided by financing activities	2,052	22,307	51

Net increase (decrease) in cash	1,803	1,024	(161)

Cash balance at beginning of year	1,242	218	379

Cash balance at end of year	$3,045	$1,242	$218

Noncash transactions:
Accumulated other comprehensive loss, change in unrealized loss on securities available for sale, net of tax	$596	$(1,694)	$22

Increase in investment in Bank subsidiary from tax benefit of option exercises	$909	$49	$—

Increase in investment in Bank subsidiary from share-based compensation	$285	$—	$—

UNITED HERITAGE BANKSHARES OF FLORIDA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued
(20) Pending Sale of the Company
On December 1, 2006 management publicly announced its agreement with Marshall & Isley (M & I) to recommend to the Company’s shareholders the sale of the Company through a share exchange transaction. The agreement entitles each shareholder of the Company to receive .847 shares of M & I common stock for each share of Company stock owned immediately before the exchange. Based on the $46.05 trading price of M & I shares on the date of the agreements, the Company shareholders would receive $40.25 for each share of Company stock owned, subject to price adjustment under certain circumstances. On February 22, 2007, the shareholders voted in favor of the transaction. The transaction is expected to close in the second quarter of 2007.